UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director,
Deputy Head of Corporate Administration Division

English Translation of Excerpts from Securities Report Filed in Japan

This document is an English translation of selected information included in the Securities Report for the fiscal year ended March 31, 2021 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 29, 2021 (the “Securities Report”). An English translation of certain information included in the Securities Report was previously submitted in a report on Form 6-K dated May 17, 2021. Accordingly, this document should be read together with the previously submitted report.

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2020 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in March 2021 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to further reductions in interest rates as a result of changes in the monetary policies of central banks in various jurisdictions in light of the COVID-19 pandemic and deterioration in global economic conditions.

An increase in risk asset	• New or additional financing we provide to support our customers’ funding needs may result in an increase in our risk assets and a decrease in our regulatory capital ratios.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to money laundering, economic sanctions, bribery and corruption

•  If we are deemed not complaint with applicable regulations relating to money laundering, economic sanctions, bribery and corruption, we may become subject to issuance of business suspension orders, fines and reputational damage.

Market conduct risk

•  If our operations are deemed to be insufficient in addressing regulatory or public concerns, to constitute unfair or inappropriate business practices, or to fail to meet market or industry rules or standards, customer protection requirements or corporate behavior expectations, we may become subject to administrative business suspension orders and fines as well as reputational damage.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and other political and social conflicts)

•  Health pandemics, natural disasters, conflicts and terrorist attacks may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in March 2021. These risk events include risk events of general applicability.

Based on our analysis of the top risks described above, we have described below major matters relating to risks to our business and other risks that we believe may have a material impact on your investment decision. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to you in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of this annual securities report.

Risks Related to Our Business Environment

1.	Risks relating to deterioration in economic conditions in Japan and globally

Economic conditions in Japan and around the world may deteriorate due to various factors such as the COVID-19 pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of COVID-19 but also because of such other factors as concerns over political developments in the United States, concerns over the U.S. -China conflict, changes in the European economy after the United Kingdom’s withdrawal from the European Union, and economic stagnation and political turmoil in various regions around the world. In addition, external events, such as earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, and health pandemics or epidemics, may cause deterioration in economic conditions and market instability in affected areas.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in, and the balance of, the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

2.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. In addition, we may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, our business, operating results and financial condition may be materially and adversely affected.

For example, the COVID-19 pandemic has required us to temporarily close some of our business locations, resulted in reduction in our and our vendors’ operational capacity due to restrictions on mobility, and had other negative impact on us. Although we have taken various measures, including establishing a Group Crisis Event Control Headquarter headed by our Group CEO and implementing remote work and off-peak commute policies and programs, designed to ensure the safety of our employees and vendors as well as the continuity of our operations, if a large number or concentrated groups of employees of us and our vendors become infected of the virus or if the pandemic continues to expand or is not sufficiently controlled, we may be further adversely affected.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business, although we work to strengthen our operational resilience (the comprehensive ability to continue critical operations in the event of a disruption such as a conflict, terrorism (including cyber terrorism), or natural disaster) by establishing a business continuity framework based on the regulations of each relevant jurisdiction and testing through training and other measures.

Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster.

3.	Risks relating to reforms of London Interbank Offered Rate and other interest rate benchmarks

We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR, and other interest rate benchmarks. On March 5, 2021, the U.K. Financial Conduct Authority announced its intention to cease the publication of LIBOR settings, including (a) in the case of all sterling, euro, Swiss franc and Japanese yen settings and the 1-week and 2-month U.S. dollar settings, immediately after December 31, 2021, and (b) in the case of the remaining U.S. dollar settings, immediately after June 30, 2023.

•

In anticipation of the discontinuation of the publication of LIBOR after the end of calendar year 2021, we are taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates. However, such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty and may have various adverse impacts on our business, financial position and operating results. In particular, among other things, such transition may adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•

we may be unable to modify contracts with our counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates by the dates set for cessation of LIBOR and other interest rate benchmarks;

•

such transition may result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative reference rate adopted in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	such transition may require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates; and

•

we may be unable to sufficiently develop or enhance systems needed for risk management and other operations to effectively deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates and may incur additional system investment and other costs in connection with such reform and transition.

4.	Risks relating to climate change

Physical damage caused by extreme weather conditions and natural disasters resulting from climate change, as well as governments’ measures to strengthen climate-related regulations and the transition to a decarbonized society, may adversely affect the business and financial condition of us and our clients, including our credit portfolio.

We recognize the importance of appropriately understanding, evaluating and disclosing climate change-related risks, and we intend to support the recommendations of the Climate Financial Disclosure Task Force, or TCFD, which has been established by the Financial Stability Board. To be in line with the TCFD, we intend to make a continued effort to improve our understanding and evaluation of the relevant risks and to enhance our related disclosure. However, if our effort to address climate change-related risks or to make appropriate disclosure proves or is deemed inappropriate and, as a result, we are considered to fail to fulfill our responsibility to society, our corporate value may be impaired and our business and results of operations may be adversely affected.

Risks Related to Our Strategies and Our Major Investees

5.	Risks relating to competitive pressures and failure to achieve business plans or operating targets

Competition in the financial services industry may further intensify due to the increase in the number of non-financial institutions entering the financial services industry with alternative services such as electronic settlement services as a result of development of new technologies such as artificial intelligence, or AI, and blockchain as well as significant changes in regulatory barriers.

We have been implementing various business strategies on a global basis designed to strengthen our competitive position and profitability. However, competition may further increase as other global financial institutions enhance their competitive strength through mergers, acquisitions, strategic alliances, and profit improvement and other measures.

Under such circumstances, our business, financial condition and results of operations may be adversely affected if our strategies fail to produce the results we expect or if we are required to delay or otherwise change our strategies and our competitiveness declines because of various factors, including where:

•	the volume of loans made to borrowers cannot be maintained or does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•

our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;

•	our fee income does not increase as much or quickly as planned;

•	our strategy to build a business infrastructure for new services and products through digital transformation or otherwise does not proceed as planned;

•

clients and business opportunities are lost, or costs and expenses significantly exceed our expectations, as a result of the ongoing or planned strategies to streamline our business portfolio, to integrate our systems, or to improve financial and operational efficiency not being achieved as expected.;

•	we are unable to hire or retain necessary human resources;

•	our foreign currency funding becomes limited or unavailable; and

•	we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan.

6.	Risks accompanying the global expansion of our operations and the range of products and services

As we expand our business operations and operate our business as a global financial institution, we may become exposed to new and increasingly complex risks associated therewith. We may not be able to establish appropriate internal controls or risk management systems or to hire or retain necessary human resources to effectively deal with compliance, regulatory and other risks entailing the expanded scope of our operations, products and services in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. Our major overseas subsidiaries include MUFG Americas Holdings, a wholly owned subsidiary in the United States, Krungsri, an indirect subsidiary in Thailand, and Bank Danamon, an indirect subsidiary in Indonesia. Our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of among other things, political and social instability, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations. In addition, we may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.

7.	Risks relating to our strategic alliance with Morgan Stanley

We hold shares of common stock (representing 22.4% of the voting rights immediately following the conversion of convertible preferred stock in June 2011 and 20.2% as of March 31, 2021) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

We intend to further strengthen the alliance. However, if the social, economic or financial environment changes, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial investment losses.

We hold 20.2% of the voting rights in Morgan Stanley as of March 31, 2021 and appoint two representatives to Morgan Stanley’s board of directors. Accordingly, Morgan Stanley is our affiliated company accounted for under the equity method. As a result, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have an impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

Risks Related to Our Ability to Meet Regulatory Capital Requirements

8.	Risks relating to regulatory capital ratio and other related requirements

(1)	Capital ratio and other regulatory ratio requirements and factors that can adversely affect our ratios

We and our subsidiary banks are subject to capital adequacy ratio and leverage ratio requirements adopted in Japan in accordance with Basel III. In addition, the finalized risk measurement requirements are expected to be phased in from 2023, and the leverage ratio surcharge is expected to become applicable in 2023.

If our or our subsidiary banks’ capital ratios or leverage ratios fall below the required levels, including various capital buffers, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions and suspension of our business operations.

In addition, some of our bank subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, including the United States, and if their ratios fall below the required levels, the local regulators may require them to take a variety of corrective actions.

Factors that will affect our and our bank subsidiaries’ capital ratios or leverage ratios include:

•	fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio and other regulatory ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulations applicable to G-SIBs

The Financial Stability Board has identified us as one of the G-SIBs, which are subject to a capital surcharge. As such, we may be required to meet stricter capital ratio requirements.

(3)	Total loss absorbing capacity in resolution

The Financial Stability Board issued “Principles on Loss-absorbing and Recapitalisation Capacity of G-SIBs in Resolution” in November 2015 and “Guiding Principles on the Internal Total Loss-Absorbing Capacity of G-SIBs (‘Internal TLAC’)” in July 2017. These principles are designed to ensure that if a G-SIB fails, it has sufficient total loss-absorbing capacity, or TLAC, available in resolution. Based on these principles, in Japan, G-SIBs, including us, are required to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC, starting in the fiscal year ended March 31, 2019. The applicable minimum requirements are expected to be raised in the fiscal year ending March 31, 2022. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors described in (1), (2) and (3) above pertaining to the capital adequacy ratio and other related regulations. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.

In addition, MUFG Americas Holdings, a U.S. banking subsidiary within our group, is subject to local TLAC regulations and may become subject to various regulatory actions in the United States if the subsidiary fails to meet the minimum required levels.

9.	Risks relating to foreign exchange rate

We operate our business globally and we hold assets and liabilities denominated in foreign currencies. The Japanese yen translation amounts of our assets and liabilities denominated in foreign currencies will fluctuate due to fluctuations in the foreign currency exchange rate. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our capital ratios, financial condition, and results of operations.

Credit Risk (Risk of Loss Resulting from Deterioration in Financial Condition of Borrowers or Transaction Counterparties)

10.	Risks relating to our lending business

The lending business is one of our primary businesses. To the extent that our measures designed to mitigate credit risk, including collateral, warranty and credit derivatives, are insufficient, our credit costs may significantly increase if borrowers fail to meet their interest payment or principal repayment obligations as expected or if we fail to effectively and adequately anticipate and deal with deterioration in the credit quality of our borrowers. Any such failure may adversely affect our financial condition and results of operations and may also result in a decrease in our capital ratios. Our credit costs and problem loans may increase in the future due to deterioration in economic conditions in Japan and other parts of the world, including emerging countries, fluctuations in oil and other commodity prices, declines in real estate and stock prices, depreciation of currencies of emerging markets, or financial difficulties of our borrowers due to such factors as intensifying competition within their respective industries.

(1)	Status of our allowance for credit losses

Our allowance for credit losses is based on assumptions and estimates of the condition of borrowers, the value of collateral and the economy as a whole. Because of deterioration in general economic conditions or in the financial performance of specific borrowers, we may be required to increase our provision for credit losses. We may also incur additional credit losses if our actual loan losses exceed our allowance for credit losses. As of March 31, 2021, the balance of our allowance for credit losses was ¥1,105.5 billion.

(2)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries, and we are consequently susceptible to adverse changes in these particular industries. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties as well as each relevant country and region, including emerging countries, their credit quality may deteriorate to an extent greater than expected due to changes in economic conditions in Japan, including the impact of climate change and the COVID-19 pandemic, and other countries and regions and fluctuations in oil and other commodity prices, real estate prices and foreign currency exchange rates.

(3)	Our response to borrowers

Even in the event that a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans may increase significantly, our credit costs may increase and the price of the additional equity purchased may decline.

11.	Transactions with other financial institutions

Declining asset quality and other financial problems may exist at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If the financial difficulties of these financial institutions continue, worsen or arise, they may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy, and may adversely affect us for the following reasons:

•	we have credit extended to some financial institutions;

•	we are shareholders of some financial institutions;

•

financial institutions that face problems may terminate or reduce financial support to borrowers. As a result, these borrowers may become distressed or our problem loans to these borrowers may increase;

•	we may be requested to participate in providing support to distressed financial institutions;

•

if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, they may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government control of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall environment for, financial institutions; and

•	negative media coverage of the financial industry or system, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

Risk Relating to Our Strategic Equity Portfolio (Risk of Loss Resulting from a Decline in the Value of Equity Securities We Hold)

12.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. As of March 31, 2021, the market value of such securities was approximately ¥5.1 trillion, and the book value of such securities was approximately ¥1.9 trillion. In view of mitigating the risk of equity price volatility, our basic policy is to reduce the amount of equity securities held for strategic investment purposes. We examine the objective and economic rationale for strategically held equity securities, and if we determine that it no longer makes reasonable sense to continue to hold them, we will seek to dispose of such equity securities. For our strategic equity portfolio, we endeavor to manage the risk of stock price fluctuations by hedging a portion of the portfolio using total return swaps and other hedging instruments.

However, if stock prices decline, we may incur significant impairment losses or valuation losses on our equity investment portfolio. In addition, since unrealized gains and losses on equity securities are reflected in the calculation of regulatory capital amounts, a decline in stock prices may result in a decrease in our capital ratios and other regulatory ratios. As a result, our financial condition and results of operations may be adversely affected.

Market Risk (Risk of Loss Resulting from Fluctuations in Interest Rates, Prices of Securities and Foreign Currency Exchange Rates)

13.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. For example, if market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, or if long-term interest rates decline to a larger extent than short-term interest rates, our interest income may be adversely affected. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments recorded on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. Furthermore, if stock prices decline, the value of marketable equity securities and trading account equity securities that we hold also declines, we may incur significant losses on sales of, and valuation losses on, our marketable equity securities and trading account equity securities portfolios. Although we seek to manage market risk, which is the risk of incurring losses due to various market changes including interest rates, foreign currency exchange rates and stock prices, market risk exposure amounts that we calculate cannot accurately reflect the actual risk that we face in all cases, and we may realize actual losses that are greater than our estimated market risk exposure.

Funding Liquidity Risk (Risk of Unavailability of Funds)

14.	Risks relating to difficulty in our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. Any downgrade could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. For example, assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2021 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide of approximately ¥100.2 billion of additional collateral under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral requirements for the same MUFG group companies under their derivative contracts would have been approximately ¥134.2 billion. In April 2020, Fitch downgraded the long-term credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking by one-notch from A (negative) to A- (stable). In addition, in April 2020, Standard and Poor’s changed the credit rating outlook for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from “positive” to “stable.” Fitch changed the credit rating outlook for MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities from “stable” to “negative” in August 2020, although Fitch changed the outlook for the same companies from “negative” back to “stable” in September 2020.

Rating agencies regularly evaluate us and our major subsidiaries as well as our and their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of MUFG or of the relevant subsidiary, as well as conditions generally affecting the financial services industry in Japan or on a global basis, some of which are not entirely within our control. In addition, changes in their evaluation or rating methodologies are beyond our control. We strive to ensure appropriate funding liquidity by, for example, setting and monitoring certain indicators for funding liquidity risk management purposes. However, as a result of changes in rating agencies’ evaluations based on the above factors or the rating methodologies, our ratings or the ratings of our subsidiaries may be downgraded. Such downgrade may adversely affect the profitability of our markets operations and other operations as well as our financial condition and results of operations.

Operational Risk (Risk of Loss Resulting from Inappropriate Management of Operations or External Factors)

15.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In November 2017, MUFG Bank agreed to the entry by the U.S. Office of the Comptroller of the Currency, or OCC, of a consent order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that MUFG Bank had reached with the New York Department of Financial Services in 2013 and 2014 pertaining to compliance with OFAC sanctions requirements. The consent order was a condition for the conversion of MUFG Bank’s branches and agencies in the United States from state-licensed branches and agencies under the supervision of state regulatory agencies to federally licensed branches and agencies under the supervision of the OCC. In February 2019, MUFG Bank entered into a consent order with the OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank is undertaking necessary actions relating to the consent orders. These developments or other similar matters may result in additional regulatory actions against us or agreements to make significant additional settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may result in significant adverse financial and other consequences to us.

16.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information or personal information in accordance with laws and regulations in Japan and other parts of the world. We possess a large amount of customer information and personal information, and we are working to improve our information management system by preparing information management policies and procedures concerning the storage and handling of information and implementing information system enhancements. However, due to improper management, unauthorized access from external sources such as cyber-attacks, or computer virus infection, we may not be able to completely prevent the loss or leakage of customer information and personal information. In such event, we may be subject to penalties, administrative sanctions and other direct losses such as compensation paid to customers. In addition, loss of customer and market confidence may adversely affect our business, financial condition and results of operations. We may also incur additional costs to deal with the consequences of these events.

17.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations and are of critical importance particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Such failures and inability may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.

18.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We enter into limited transactions with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, our banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to prohibit or restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain business with U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such prohibition or restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

The U.S. Government sanctions against Iran apply to prohibit, among other things, U.S. persons from conducting transactions relating to Iran, subject to limited exceptions. In addition, in May 2018, the United States withdrew from participation in the Joint Comprehensive Plan of Action. Under subsequently issued executive orders, the United States may impose secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. We will continue to monitor and implement measures to address this heightened risk of U.S. measures, including any possible secondary sanctions.

Companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) are subject to the disclosure requirement relating to certain Iran-related transactions. Moreover, certain Japanese sanctions measures are in effect, including freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems. We continue to work to improve our policies and procedures to comply with such regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive our policies and procedures not to be in compliance with applicable regulations. For more information on the relevant regulatory actions, please refer to “16. Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions.”

19.	Risks relating to regulatory changes

We conduct our business subject to current laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions, as well as global financial regulatory standards and risks associated with changes in such regulations. Significant management resources may be required and, in some cases, our management strategy may need to be modified, to respond to regulatory changes and situations arising as a result of regulatory. If our measures to respond to regulatory changes are not sufficient, we may become subject to regulatory actions, which may adversely affect our financial condition and results of operations.

20.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment, or “minashi bensai,” have made a borrower’s claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and, as a result, there have been a significant number of such claims. In addition to the refund of overpaid interest by our subsidiaries and affiliates engaged in the consumer finance business, we may incur additional credit costs due to deterioration in the financial performance of the consumer finance companies to which we extend credit. Moreover, any adverse changes in judicial decisions or regulatory requirements may result in our incurring additional costs and expenses.

21.	Risks relating to our reputation

We are one of the leading financial institutions in Japan and one of the handful G-SIBs in the world, and we aim to be the world’s most trusted financial group. Our ability to conduct business is indispensably dependent on the trust and confidence of our customers and local and international communities. Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged by their negative perceptions of us and our operations in light of their concerns over human rights, the environment, public health and safety, or other corporate social responsibilities, or by our transactions or operations if they are deemed repugnant to the intent and policy underlying applicable laws and regulations such as anti-money laundering, economic sanctions and competition laws as well as the prohibition on dealing with anti-social forces. Failure to prevent or properly address these issues may result in impairment of our corporate brand, loss of our existing or prospective customers or investors, or increased public or regulatory scrutiny, and may adversely affect our business, financial condition and results of operations.

Additional Japanese GAAP Financial Information for the Fiscal Year Ended March 31, 2021

1.	Significant Accounting Policies Applied to the Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 258

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the fiscal year ended March 31, 2021

Mitsubishi UFJ Alternative Investments Co., Ltd. and 15 other companies were newly included in the scope of consolidation due to acquisition of shares or other reasons.

Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. and 8 other companies were excluded from the scope of consolidation due to absorption-type merger and other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights in its own account:

Hygeia Co., Ltd.

A&M Drug Development, LLC

OiDE BetaRevive, Inc.

ARM Drug Development G.K.

OiDE OptoEye, Inc.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 53

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the fiscal year ended March 31, 2021

Mars Growth Capital Pte. Ltd. and 3 other companies ware newly included in the scope of the equity method due to their establishment or other reasons.

AMP Capital Holdings Limited and 4 other companies were excluded from the scope of application of the equity method due to sale of shares or other reasons.

Mitsubishi UFJ Lease & Finance Company Limited and Hitachi Capital Corporation merged on April 1, 2021, with Mitsubishi UFJ Lease & Finance Company Limited being the surviving company and its company name changed to Mitsubishi HC Capital Inc.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights in its own account:

Hirosaki Co., Ltd.

ISLE Co., Ltd.

AKITAYA Co., Ltd.

Fun Place Co., Ltd.

Shonai Paradiso Co., LTD

Kamui Pharma Co., Ltd.

GEXVal Inc.

Reborna Biosciences, Inc.

Alchemedicine, Inc.

HuLa immune Inc.

Vermilion Therapeutics, Inc.

Verification Technology, Inc.

DT Axis, Inc.

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	The balance sheet dates of the consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries were as follows:

The end of April:	1	subsidiary
The end of June:	1	subsidiary
The end of August:	1	subsidiary
The end of October:	1	subsidiary
The end of December:	176	subsidiaries
The end of March:	78	subsidiaries

(2)	A subsidiary whose balance sheet date is the end of April was consolidated based on its preliminary financial statements as of the end of January.

A subsidiary whose balance sheet date is the end of June was consolidated based on its preliminary financial statements as of the end of December.

A subsidiary whose balance sheet date is the end of August was consolidated based on its preliminary financial statements as of the end of February.

A subsidiary whose balance sheet date is the end of October was consolidated based on its preliminary financial statements as of the end of January.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions within the consolidated group that occurred between the balance sheet dates of the relevant subsidiaries and the consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥298,281 million. (¥296,288 million as of March 31, 2020).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional information)

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”))

Certain overseas subsidiaries which apply U.S. GAAP have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contract. Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a model that incorporates future forecast information, such as macroeconomic variables, into the probability of bankruptcy, etc. In addition, adjustments are made in the calculation of allowance for credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to the impact of the COVID-19 pandemic are factored into estimates for the credit loss provisioning through such adjustments based on macroeconomic variables and/or qualitative factors.

With respect to loan assets with deteriorated credit risk that are deemed not to entail risks in common with other loan assets, allowance for credit losses is recognized individually for each loan asset based on risks that are particular to the asset. This credit loss provisioning is done through certain methodologies, including calculating the difference between the carrying amount of the loan asset and the amount of estimated cash flows from the loan asset discounted by the effective interest rate as well as using the fair value of the collateral for the loan asset.

(Calculation of estimated impact of the COVID-19 pandemic relating to allowance for credit losses)

For the fiscal year ended March 31, 2020

MUFG Bank, Ltd. (“the Bank”), a major consolidated subsidiary of MUFG, and some of the Bank’s consolidated subsidiaries, recorded a provision for credit losses of ¥45,347 million by estimating the impact of the COVID-19 pandemic on credit risk, to the extent that such impact was considered not to have been reflected in the borrowers’ financial information, considering the expected impact of the pandemic on the borrowers’ financial performance and on the overall economic environment.

The process for preparing the recorded provision amount involved, among other things, determining the scope of borrowers (in terms of industry, geographical region, etc.) that were expected to be significantly affected, making certain assumptions relating to economic factors based on certain scenarios, and collectively estimating the degree to which the internal credit ratings assigned to borrowers in particular industries or geographic regions would be downgraded.

Since there was no precedent or established market view regarding the extent of the pandemic or the timing of containment of the pandemic available for reference, the Bank and some of its consolidated subsidiaries made certain assumptions, including that economic conditions recovering to the calendar 2019 level by some time around the end of calendar 2020 globally, and estimated the amount, as best as they could under the circumstances, based on, among other things, such assumptions, information available from external sources, and the approval of the appropriate management decision-making body given in accordance with prescribed internal rules.

For the fiscal year ended March 31, 2021

The adjustments for forecasts and other factors made to the allowance for credit losses for the fiscal year ended March 31, 2021 are described in “1. Allowance for credit losses” under “Significant Accounting Estimates” in accordance with Accounting Standards Board of Japan (“ASBJ”) Guidance No.31, “Accounting Standard for Disclosure of Accounting Estimates” (March 31, 2020).

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by estimating the amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the fiscal year ended March 31, 2021 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at the exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at the exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates prevailing at the respective balance sheet date.

(16)	Leasing transactions

(As lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(17)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities, except for certain transactions qualifying for special hedge accounting treatment of interest rate swaps. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Committee Practical Guidelines No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (October 8, 2020) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), is primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Committee Practical Guidelines No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Committee Practical Guidelines No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies, except for certain transactions qualifying for designation treatment of forward exchange contracts and other contracts. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Committee Practical Guidelines No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (October 8, 2020). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Committee Practical Guidelines No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(18)	Amortization of goodwill

Goodwill was primarily amortized using the straight-line method over 20 years beginning in the period of the acquisition. Other goodwill with insignificant balance was amortized as incurred.

(19)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(20)	Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(21)	Adoption of consolidated taxation system

MUFG and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system.

(22)	Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing

System

MUFG and some of its domestic consolidated subsidiaries do not apply Paragraph 44 of Accounting Standards Board of Japan (“ASBJ”) Guidance No. 28, “Amendments to Accounting Standard for Tax Effect Accounting” (February 16, 2018), to items revised under the stand-alone taxation system in connection with the transition from the consolidated taxation system to the group tax sharing system under the “Partial Amendments to Income Tax Act, etc.” (Act No. 8, March 31, 2020) due to the application of Paragraph 3 of ASBJ Practical Issues Task Force Report No. 39, “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (March 31, 2020), and instead apply the pre-amendment income tax provisions to the amount of deferred tax assets and deferred tax liabilities.

(23)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Committee Practical Guidelines No. 24

(24)	Accounting standard for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

Significant Accounting Estimates

I.	Allowance for credit losses

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

We have banking subsidiaries including MUFG Bank, Ltd.(the “Bank”), and they are engaged in lending services as one of our core businesses. To absorb probable losses resulting from decreases in or elimination of the value of assets such as loan receivables due to deterioration in the financial condition of parties to which loans and other forms of credit have been extended (the risk of incurring such losses being referred to as “credit risk” within the MUFG Group), an allowance for credit losses is recorded according to the calculation process prescribed in our internal policies. The amount of allowance for credit losses recorded in the consolidated balance sheet as of the end of the current fiscal year is 1,105,541 million yen.

The allowance for credit losses is determined in accordance with predetermined internal policies and approved by the Credit Committee under the Executive Committee. In addition, independent credit audit departments audit the evaluation results as described in “(6) Allowance for credit losses” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Consolidated Financial Statements.”

There is uncertainty in the estimates and significant assumptions used in calculating the allowance for credit losses. In particular, future developments concerning the COVID-19 pandemic, which are expected to impact our transaction counterparties’ operating environment and the economic environment, remain subject to significant uncertainty. Accordingly, we make certain assumptions, including that the pace of future economic recovery would be generally gradual, although the pace may vary from country to country, as balancing economic activity and pandemic control continues. The recorded allowance represents our best estimate made in a manner designed to ensure objectivity and rationality.

(2)	Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

(Allowance for credit losses of our principal consolidated domestic banking subsidiaries)

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

The process of calculating the allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience. For details of the allowance calculation method, refer to “(6) Allowance for credit losses” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Consolidated Financial Statements.” The amount of allowance for credit losses and the loan balance of the Bank, a principal consolidated domestic banking subsidiary, recorded in the balance sheet as of the end of the current fiscal year, are 465,391 million yen and 88,447,036 million yen, respectively.

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

In order to make appropriate borrower classification determinations, our principal consolidated domestic banking subsidiaries use a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. As a general rule, internal credit ratings are assigned to all customers to which we extend credit and their transactions. Among our internal credit ratings, the borrower ratings for non-financial business corporations and certain other borrowers are assigned based on our evaluation of their debt-service capacity over the next 3 to 5 years on a 15-rating scale. Our principal consolidated domestic banking subsidiaries assign internal credit ratings to borrowers based on qualitative factors such as the current and expected future business environment of the industry to which borrowers belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In this regard, our internal credit ratings may be highly dependent on estimation of borrowers’ future performance and business sustainability in case they experience poor business performance or financial difficulties. In particular, the COVID-19 pandemic has had significant impacts on the financial position and operating results of some borrowers of our principal consolidated domestic banking subsidiaries. Estimation of these borrowers’ future performance and business sustainability are affected by changes in their external and internal business environment and are accordingly subject to a high degree of uncertainty.

The Bank, a principal consolidated domestic banking subsidiary, determine loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

When making adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, the subsidiaries take into account the rate of increase in the credit loss rate or the default probability in a more recent period, especially in light of the sudden and significant deterioration in economic environment under the COVID-19 pandemic. The amount of impact of these adjustments is 30,846 million yen.

Due to these adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which are made to reflect the credit risk for loans and other assets held as of the end of the fiscal year, are based on estimation relating to the economic environment with respect to which objective data are not readily available, such estimation are subject to a high degree of uncertainty.

(c)	Effect on the consolidated financial statements for the following fiscal year

The internal credit ratings are reviewed at least once a year. Estimations of borrowers’ future performance and business sustainability, which we consider to be significant assumptions, may be reviewed in light of changes in borrowers’ creditworthiness due to changes in their financial condition and in the industry environment. As a result, the allowance for credit losses may increase or decrease in the following fiscal year if the overall credit risk of our principal consolidated domestic banking subsidiaries is deemed to have increased or decreased.

Adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which we consider to be significant assumptions, are based on estimation relating to the economic environment with respect to which objective data are not readily available. These assumptions change to reflect developments in the economic environment, and changes in the assumptions may result in an increase or decrease in the allowance for credit losses in the following fiscal year.

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”))

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

Certain overseas subsidiaries which apply U.S. GAAP have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contract. For details of the allowance provision method, refer to Additional Information added to “(6) Allowance for credit losses” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Consolidated Financial Statements.” The amount of allowance for credit losses and the loan balance recorded with respect to our principal overseas subsidiaries that apply U.S. GAAP are 491,868 million yen and 13,916,797 million yen, respectively.

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Expected credit losses of our principal overseas subsidiaries that apply U.S. GAAP are calculated for each portfolio of loans with similar risk characteristics using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. Macroeconomic variables include the unemployment rate and GDP, and other inputs, which correlate with past default losses. The subsidiaries select multiple economic forecast scenarios and consider such scenarios by applying certain weightings. Various factors, such as the latest economic environment and the views of internal and external economists are taken into account in the selection of economic forecast scenarios and the determination of the values of the macroeconomic variables used in such economic forecast scenarios and the weightings applied to each economic forecast scenario. In this regard, the estimation made in determining the values of such macroeconomic variables and the weightings applied to the selected economic forecast scenarios are subject to significant uncertainty due to the significant variability and uncertainty in the future economic environment, including the severity and duration of economic downturn caused by the COVID-19 pandemic.

The calculated amount of expected credit losses is adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. The subsidiaries not only apply economic assumptions to macroeconomic variables used in a quantitative model but also make qualitative adjustments. As a result, the estimation made in making such qualitative adjustments are similarly subject to significant uncertainty.

(c)	Effect on the consolidated financial statements for the following fiscal year

The selection of economic forecast scenarios, the determination of the values of the macroeconomic variables used in such economic forecast scenarios and the weightings applied to the selected economic forecast scenarios, and the qualitative adjustments are based on estimation relating to the economic environment with respect to which objective data are not readily available. These assumptions change to reflect developments in the economic environment, and changes in the assumptions may result in an increase or decrease in the allowance for credit losses in the following fiscal year.

II.	Valuation of goodwill recorded in connection with acquisitions and investments

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

As part of its strategic measures designed to become the world’s most trusted financial group, the MUFG Group enters into acquisitions, equity investments and capital alliances on a global basis. Any goodwill arising from these business combination transactions is recorded in the consolidated balance sheet.

Such acquisitions, equity investments and capital alliances may result in the MUFG Group’s inability to achieve the synergies and other benefits anticipated by the MUFG Group due to unexpected changes in the industry to which the acquiree, investee or alliance partner belongs and other factors or in an impairment of such goodwill, adversely affecting the MUFG Group’s business strategy, financial position and operating results.

The amount of goodwill recorded on the consolidated balance sheet as of the end of the current fiscal year is 273,092 million yen, of which 177,726 million yen was recorded in connection with the acquisition of First Sentier Investors (“FSI”).

The recorded balance of goodwill is subject to identification of an indication of impairment (an event indicating the possibility of impairment of a group of assets including goodwill) and recognition and measurement of impairment loss in accordance with the Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002) and other standards and with predetermined internal policies. In addition, such identification of indications of impairment and recognition and measurement of impairment loss are tested for appropriateness in accordance with predetermined internal policies and other regulations. The estimates and significant assumptions made in identifying indications of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, are subject to uncertainty. The recorded goodwill represents our best estimate made in a manner designed to ensure objectivity and rationality.

(2)	Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

Identification of indications of impairment of goodwill and recognition and measurement of impairment loss are performed on the basis of a larger unit consisting of the group of assets relating to the business to which the goodwill is allocated and such goodwill.

The MUFG Group determines whether any indication of impairment exists based on the characteristics of an asset group in accordance with certain established criteria.

The goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, is reported in the amount based on the determination as to the existence of an indication of impairment and valuation performed on FSI as a single asset group.

To identify an indication of impairment, we determine based on certain established criteria whether FSI’s future profits for a certain period projected by considering FSI’s latest business plan have declined to a level where the investment may not be recoverable due to such decline in the profitability. In addition, to determine whether any indication of impairment exists, we analyze whether FSI has reported net operating losses after amortization of goodwill for two consecutive reporting periods and whether there are factors that cause the recoverability of the investment in FSI to significantly diminish, including deterioration in the stock indices in the stock market, a decline in the balance of FSI’s assets in custody, and the attrition rate of key fund managers.

For the current fiscal year, we identified no event indicating impairment and determined that no indication of impairment existed.

With respect to goodwill with an identified indication of impairment, impairment loss is not recognized if the carrying amount, before impairment loss, of the group of assets relating to the business to which the goodwill is allocated plus the carrying amount of the goodwill is smaller than the total amount of undiscounted future cash flows derived from the larger unit including the goodwill (hereinafter referred to as “undiscounted future cash flows”). If the aggregate carrying amount exceeds the amount of undiscounted future cash flows, the difference is recognized as impairment loss to the extent that it does not exceed the balance of the goodwill.

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Identification of indications of impairment and estimation of undiscounted future cash flows necessarily involve judgment and often incorporate significant estimates and assumptions.

Forecasts relating to projected profits used to identify an indication of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, are based on significant estimates, and such estimates are based on assumptions. The primary assumptions include the growth rate of the business based on current and past facts and operating results, and the growth rate of the market and the overall economy in the future.

(c)	Effect on the consolidated financial statements for the following fiscal year

We believe that the primary assumptions used to identify indications of goodwill impairment as of the end of the current fiscal year are reasonable. However, changes in the primary assumptions used in the identification of indications of impairment due to unforeseeable future changes in assumptions relating to the business may have a material impact on recognition of any impairment loss and measurement of the amount of impairment loss for the following fiscal year.

III.	Fair value of derivative transactions

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

The MUFG Group engages in a large number of various derivative transactions in connection with the business of providing foreign exchange, financing and securities services to customers as well as market transactions and liquidity and funding management operations. For details of the fair value of derivative transactions grouped by transaction type, refer to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

The fair value of derivative transactions is calculated in accordance with the policies and procedures for the calculation of fair value and the procedures for the use of fair value valuation models set forth in predetermined internal policies. The estimates and significant assumptions made in calculating the fair value of derivative transactions are subject to uncertainty. The recorded fair value represents our best estimate made in a manner designed to ensure objectivity and rationality and subject to internal controls. For details of the processes for calculating the fair value of derivative transactions, refer to “(Note 1) Description of the valuation techniques and inputs used to determine fair value” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

(2)	Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

The fair value of exchange-traded derivative transactions is based on the price posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model. The valuation models are tested from a market consistency perspective. However, the estimates and assumptions used in such models necessarily involve judgment and are subject to complexity and uncertainty. For details of the calculation method, refer to “(Note 1) Description of the valuation techniques and inputs used to determine fair value” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Inputs used in valuation models include inputs that can be observed directly or indirectly in the market such as foreign currency exchange rates, yield curves, volatility, credit curves and stock prices, as well as inputs that cannot be observed in the market such as correlation coefficients and other significant estimates. The MUFG Group classifies the fair value of financial instruments into three levels depending on the observability and significance of the input used in the fair value calculation. In particular, the estimates and assumptions made in the valuation of derivative transactions classified into level 3, where inputs that cannot be observed in the market are used as a material basis for the calculated fair value, are subject to significant complexity and uncertainty. For details of such inputs, refer to “(1) Quantitative information on significant unobservable inputs” under “(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

(c)	Effect on the consolidated financial statements for the following fiscal year

We have determined that the fair value of derivatives transactions is reasonable after conducting testing. However, the significant assumptions used to calculate the fair value are subject to uncertainty. In particular, the estimates and assumptions made in the valuation of the fair value of derivative transactions classified into Level 3 are subject to significant complexity and uncertainty. The fair value of derivative transactions held by the MUFG Group may fluctuate as a result of changes in inputs used for valuation due to changes in the market environment and other factors. For details of the sensitivity of the fair value to changes in inputs, refer to “(4) Description of the sensitivity of the fair value to changes in significant unobservable inputs” under “(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

IV.	Calculation of Reserve for contingent losses (Allowance for Repayment of Excess Interest)

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

In the loan business of the MUFG Group, there are loan products that were contracted on or before June 17, 2007, bearing interest which exceed the maximum interest rate permitted under the Interest Rate Restriction Act. In the event that customers of the MUFG Group assert liability based on the maximum permitted interest rate and demand debt waivers or repayment of excess payments, we may waive such debt or repay such payments. To absorb probable losses resulting from such customer demand, an allowance for repayment of excess interest is recorded in an amount estimated to be appropriate based on an analysis of historical repayment experience and recent repayment trends.

The amount of allowance for repayment of excess interest included in the allowance for contingent losses recorded in our consolidated financial statements as of the end of the current fiscal year is 81,679 million yen.

The allowance for repayment of excess interest is calculated in accordance with predetermined internal policies. There is uncertainty in the estimates and significant assumptions used in calculating the allowance for repayment of excess interest. The recorded allowance represents our best estimate made in a manner designed to ensure objectivity and rationality and subject to internal controls.

(2)	Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

To absorb probable losses resulting from future claims for repayment of excess interest payments, we reasonably estimate the amount of claims by preparing forecasts based on an analysis of historical repayment experience and other factors. In making such estimate, we prepare forecasts of the number of future repayment claims and forecasts of the average amount per claim of future repayments based on the actual number repayment claims received and the average amount per claim of actual repayments made in the past, and aggregate the forecasted repayment claim amounts calculated on an annual basis for a certain future period. When preparing forecasts of the number of future repayment claims, which are subject to particularly significant uncertainty, for the calculation of the expected number of future claims, we primarily look at each law firm and judicial scrivener, whose claim trends vary from firm to firm, and apply the filed claim rate of each such law firm and judicial scrivener firm which is calculated based on historical experience and is adjusted based on the latest analysis of the relevant environment and the latest trends in claims filed by each such law firm and judicial scrivener firm.

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Significant assumptions mainly include forecasts of the number of future repayment claims (the number of future claims expected to be filed by each law firm and judicial scrivener firm) and forecasts of the average amount per claim of future repayments.

(c)	Effect on the consolidated financial statements for the following fiscal year

Assumptions that may have a material effect on the amount in the consolidated financial statements include forecasts of the expected number of claims to be filed by each law firm and judicial scrivener firm and forecasts of the average amount per claim of future repayments, which are based on historical experience with adjustments to reflect the latest analysis of the relevant environment and the latest trends in claims filed by each such law firm and judicial scrivener firm. If the actual results differ from the MUFG Group’s forecasts in environment analyses and forecasts of trends in claims filed by each law firm and judicial scrivener firm, the amount of provision for repayment of excess interest may increase or decrease in the following fiscal year.

Changes in Accounting Policies

(Additional Information)

(Adoption of ASU2016-13, “Measurement of Credit Losses on Financial Instruments”)

Certain overseas subsidiaries which apply U.S. GAAP adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the current fiscal year. This update replaces the incurred loss impairment methodology in previous U.S. GAAP with a methodology that reflects expected credit losses, and full lifetime expected credit losses will be recognized upon initial recognition of a financial asset measured on an amortized cost basis by taking into account certain forecasted information such as macroeconomic indicators. In adopting the accounting standard, retained earnings were adjusted for the cumulative effect at the beginning of the current fiscal year.

As a result, at the beginning of the current fiscal year, allowance for credit losses increased by ¥172,363 million, retained earnings decreased by ¥118,374 million, and net assets per share decreased by ¥9.21.

New Accounting Pronouncement

(Accounting Standard Board of Japan (“ASBJ”) Statement No. 29, “Accounting Standard for Revenue Recognition “(ASBJ, March 30, 2018) and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018))

(1)	Summary

The new accounting standard and guidance are comprehensive accounting standards for revenue recognition. Revenue is recognized by applying the following steps.

Step1: Identify the contract with a customer

Step2: Identify the performance obligations in the contract

Step3: Determine the transaction price

Step4: Allocate the transaction price to the performance obligations in the contract

Step5: Recognize revenue when or as the entity satisfies a performance obligation

(2)	Adoption date

The MUFG Group plans to adopt the accounting standards as of the beginning of the fiscal year starting on April 1, 2021.

(3)	Estimated impact

The MUFG Group is currently evaluating the impact of adopting the accounting standards on its consolidated financial statements and related disclosures.

Changes to Presentation of Financial Information

(Adoption of “Accounting Standard for Disclosure of Accounting Estimates”)

MUFG has initially applied ASBJ Guidance No. 31, “Accounting Standard for Disclosure of Accounting Estimates” (March 31, 2020) to the consolidated financial statements as of the end of and for the current fiscal year and included notes regarding significant accounting estimates in the consolidated financial statements.

However, the notes do not contain information pertaining to the previous fiscal year in accordance with the transitional treatment set forth in the proviso in paragraph 11 of the accounting standard.

Additional Information

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the first quarter of the fiscal year ending March 31, 2022)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended December 31, 2020 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ending December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that the subsidiaries’ total credit costs for the quarter ended March 31, 2021 will be approximately ¥10 billion in total. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending June 30, 2021.

Total credit costs include credit costs for trust accounts, provision for general allowance for credit losses, losses on loan write-offs, provision for specific allowance for credit losses, other credit costs, reversal of allowance for credit losses, reversal of reserve for contingent losses included in credit costs and gains on loans written-off.

2.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2020	March 31, 2021
Equity securities in affiliates	¥2,673,034	¥2,734,165
Other capital investments in affiliates	27,634	29,239

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Investments in jointly controlled companies	¥31,756	¥36,320

II.	Securities loaned under unsecured securities lending transactions included in “Securities”

	(in millions of yen)
	March 31, 2020	March 31, 2021
Securities loaned under unsecured securities lending transactions	¥—	¥49,430

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2020	March 31, 2021
Securities re-pledged	¥28,216,081	¥17,327,289
Securities re-loaned	1,005,082	1,518,005
Securities held without disposition	5,056,006	5,751,240

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2020	March 31, 2021
Bills discounted (face value)	¥1,122,656	¥1,156,955

Bank acceptance bills and foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2020	March 31, 2021
Bank acceptance bills rediscounted and Foreign currency bills re-discounted (face value)	¥6,905	¥5,238

III.	Loans to bankrupt borrowers and Non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2020	March 31, 2021
Loans to bankrupt borrowers	¥39,125	¥47,013
Non-accrual delinquent loans	650,698	847,073

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Articles 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payments of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest payments, to assist borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2020	March 31, 2021
Accruing loans contractually past due 3 months or more	¥17,238	¥26,090

Accruing loans contractually past due 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, other than loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2020	March 31, 2021
Restructured loans	¥382,772	¥420,857

Restructured loans represent loans renegotiated at concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims, and other negotiated terms, that are favorable to the borrower, for the purpose of assisting borrowers in improving their financial condition, other than loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2020	March 31, 2021
Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥1,089,835	¥1,341,034

The amounts provided in Notes III to VI above represent gross amounts before the deduction of allowance for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2020 and 2021 were as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Assets pledged as collateral:
Cash and due from banks	¥453	¥3,940
Trading assets	1,736,120	337,572
Securities	7,339,000	16,740,970
Loans and bills discounted	12,699,703	12,107,017
Other assets	—	5,203
Tangible fixed assets	—	5,221

Total	¥21,775,277	¥29,199,925

Relevant liabilities to above assets:
Deposits	¥428,773	¥472,244
Trading liabilities	15,600	19,360
Borrowed money	21,320,199	28,698,014
Bonds payable	86,650	59,620
Other liabilities	1,804	7,445

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Monetary claims bought	¥21,586	¥27,441
Trading assets	1,200,369	1,757,709
Securities	10,744,663	13,659,016
Loans and bills discounted	6,288,167	5,373,937

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2020 and 2021:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Trading assets	¥1,582,019	¥2,328,320
Securities	10,019,312	6,223,880

Total	¥11,601,331	¥8,552,201

Relevant liabilities to above assets:
Payables under repurchase agreements	¥11,152,969	¥8,035,898
Payables under securities lending transactions	51,439	162,559

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2020 and 2021:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Trading assets	¥1,341,676	¥3,612,051
Securities	2,238,206	948,493

Total	¥3,579,883	¥4,560,544

VIII.	Non-recourse debt of consolidated special purpose companies was as follows.

	(in millions of yen)
	March 31, 2020	March 31, 2021
Non-recourse debt
Borrowed money	¥—	¥2,100
Bonds payable	—	3,714
Relevant assets to above non-recourse debt:
Cash and due from banks	¥—	¥474
Loans and bills discounted	—	20,000
Other assets	—	154
Tangible fixed assets	—	5,221

The above table includes certain assets reported in the immediately preceding Item VII.

IX.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2020 and March 31, 2021 was as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Unused overdraft facilities and commitment lines of credit	¥85,180,305	¥91,174,733

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline a borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition or deterioration in a borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request a borrower to pledge real property and/or securities as collateral upon signing of a contract and will perform periodic monitoring on a borrower’s business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiation of a request for additional collateral and/or guarantees.

X.	The amount of assets that belonged to the declaration of trust for which domestic trust banking subsidiaries were the settlor and the trustee was as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Loans and bills discounted	¥826,598	¥490,744

XI.

In accordance with the “Law concerning Revaluation of Land” (the “Land Revaluation Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” ( “Ordinance” ) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of the National Land Planning Law” stipulated in Article 2-2 of the “ Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

XII.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2020	March 31, 2021
Accumulated depreciation on tangible fixed assets	¥1,178,796	¥1,156,029

XIII.	Deferred gains on tangible fixed assets deducted for tax purposes

	(in millions of yen)
	March 31, 2020	March 31, 2021
Deferred gains on tangible fixed assets	¥76,153	¥72,906
Deferred gains on tangible fixed assets for the fiscal year	¥—	¥—

XIV.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2020	March 31, 2021
Subordinated borrowings	¥260,500	¥259,500

XV.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2020	March 31, 2021
Subordinated bonds	¥4,407,252	¥4,291,810

XVI.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2020	March 31, 2021
Principal-guaranteed money trusts	¥6,744,156	¥7,827,463

XVII.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2020	March 31, 2021
Guarantee obligations for private placement bonds	¥297,220	¥268,057

XVIII.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2020	2021
Equity in earnings of the equity method investees	¥277,221	¥321,761
Gains on sales of equity securities	166,710	189,957

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2020	2021
Write-offs of loans	¥179,213	¥188,852
Losses on sales of equity securities	74,552	51,585
Write-offs of equity securities	60,817	8,099

III.

“Losses on impairment of fixed assets” included ¥27,181 million of impairment loss on goodwill recognized by MUFG Americas Holdings Corporation (“MUAH”), a consolidated subsidiary of MUFG, in connection with its business acquisitions.

MUAH groups its assets based on business category. In the fiscal year ended March 31, 2020, due to the decline in interest rates in the United States, the projected profitability mainly related to the subsidiary’s lending services was reevaluated, and a goodwill impairment test was performed in accordance with U.S. GAAP. As a result, it was determined that the carrying amount of a portion of the goodwill allocated to the Global Commercial Banking Business Group, the relevant reporting segment of MUFG, exceeded the fair value of such goodwill, and, to the extent of such excess, an impairment loss was recorded. The fair value was estimated using a combination of the income approach based on the projected profitability and the market approach.

IV.

“Amortization of goodwill” was recorded in connection with impairment losses due to the declines in the market prices of the equity securities of PT Bank Danamon Indonesia, Tbk. and Bank of Ayudhya Public Company Limited held through a consolidated domestic banking subsidiary, in accordance with the provisions of Paragraph 32 of JICPA Accounting Committee Report No. 7 “Practical Guidelines for the Capital Consolidation Procedure in Consolidated Financial Statements” (May 12, 1998).

4.	Comprehensive Income

The components of other comprehensive income for the years ended March 31, 2020 and 2021 were as follows:

	(in millions of yen)
	2020	2021
Unrealized gains (losses) on available-for-sale securities:
Gains (losses) arising during the year	¥194,154	¥932,445
Reclassification adjustments to profits (losses)	(542,816)	(238,436)

Amount before income tax effect	(348,661)	694,008
Income tax effect	126,695	(207,982)

Total	(221,966)	486,026

Deferred gains (losses) on derivatives under hedge accounting:
Gains (losses) arising during the year	(225,406)	(126,937)
Reclassification adjustments to profits (losses)	322,690	42,332
Adjustments to acquisition costs of assets	5,248	—

Amount before income tax effect	102,533	(84,605)
Income tax effect	(31,218)	27,726

Total	71,314	(56,879)

Land revaluation surplus:
Gains (losses) arising during the year	—	—
Reclassification adjustments to profits (losses)	—	—

Amount before income tax effect	—	—
Income tax effect	36	—

Total	36	—

Foreign currency translation adjustments:
Gains (losses) arising during the year	(3,076)	(148,241)
Reclassification adjustments to profits (losses)	22	(166)

Amount before income tax effect	(3,054)	(148,408)
Income tax effect	373	356

Total	(2,681)	(148,051)

Defined retirement benefit plans:
Gains (losses) arising during the year	(195,016)	434,529
Reclassification adjustments to profits (losses)	(27,453)	24,157

Amount before income tax effect	(222,469)	458,687
Income tax effect	67,937	(139,628)

Total	(154,532)	319,058

Share of other comprehensive income in affiliates accounted for using the equity method:
Gains (losses) arising during the year	(35,673)	(87,131)
Reclassification adjustments to profits (losses)	6,416	(45,333)

Total	(29,257)	(132,465)

Total other comprehensive income	¥(337,087)	¥467,688

5.	Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2020

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2019	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2020	Note
Issued shares:
Common stock	13,667,770	—	85,775	13,581,995	(Note 1)

Total	13,667,770	—	85,775	13,581,995

Treasury stock:
Common stock	745,316	85,816	89,769	741,363	(Note 2) (Note 3)

Total	745,316	85,816	89,769	741,363

(Note 1)	The decrease in the number of shares of common stock by 85,775 thousand shares was due to the cancellation of shares.
(Note 2)	The increase in the number of shares of common stock held in treasury by 85,816 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 89,769 thousand shares was mainly due to the cancellation of shares, the sale of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust (“BIP trust”), the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
(Note 3)	The number of shares of common stock as of April 1, 2019 and March 31, 2020 includes 35,036 thousand shares and 31,064 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2020, the number of shares held by the BIP trust decreased by 3,971 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2020 (in millions of yen)
			As of April 1, 2019	Increase	Decrease	As of March 31, 2020
MUFG	Stock options	—					59

Total		—					59

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2020

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	11	March 31, 2019	June 28, 2019

Meeting of Board of Directors on November 13, 2019	Common stock	161,991	12.5	September 30, 2019	December 5, 2019

(Note)	The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 27, 2019 includes ¥385 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 13, 2019 includes ¥389 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2020

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2020	Common stock	160,918	Retained earnings	12.5	March 31, 2020	June 30, 2020

(Note)	The total dividend amount includes ¥388 million of dividends on the treasury shares held by the BIP trust.

For the fiscal year ended March 31, 2021

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2020	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2021	Note
Issued shares:
Common stock	13,581,995	—	—	13,581,995

Total	13,581,995	—	—	13,581,995

Treasury stock:
Common stock	741,363	28	4,199	737,192	(Note 1) (Note 2)

Total	741,363	28	4,199	737,192

(Note 1)	The increase in the number of shares of common stock held in treasury by 28 thousand shares was due to the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 4,199 thousand shares was due to the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit, the sale of shares by equity method affiliates and a decrease in the number of shares held by equity method affiliates.
(Note 2)	The number of shares of common stock held in treasury as of April 1, 2020 and March 31, 2021 includes 31,064 thousand shares and 27,002 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2021, the number of shares held by the BIP trust decreased by 4,062 thousand shares.

II.	Information on share subscription rights

None.

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2021

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2020	Common stock	160,918	12.5	March 31, 2020	June 30, 2020

Meeting of Board of Directors on November 13, 2020	Common stock	160,918	12.5	September 30, 2020	December 7, 2020

(Note)	The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 29, 2020 includes ¥388 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 13, 2020 includes ¥337 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2021

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2021	Common stock	160,918	Retained earnings	12.5	March 31, 2021	June 30, 2021

(Note)	The total dividend amount includes ¥337 million of dividends on the treasury shares held by the BIP trust.

6.	Consolidated Statements of Cash Flows

I.	“Cash and cash equivalents” compared to items presented on the consolidated balance sheet

The amount of “Cash and cash equivalents” is equal to the amount of “Cash and due from banks” on the consolidated balance sheet.

II.	Major components of assets and liabilities of subsidiaries newly consolidated through share acquisitions

For the fiscal year ended March 31, 2020

Major components of assets and liabilities of PT Bank Danamon Indonesia, Tbk. (“Danamon”) at the time of consolidation as a result of acquisition of Danamon shares and a reconciliation between the acquisition cost of Danamon shares and the net payment for the acquisition of Danamon were as follows:

(in millions of yen)
Assets	¥1,698,833
Liabilities	(1,219,844)
Non-controlling interests	(40,448)
Foreign currency translation adjustments	7,695
Goodwill	218,342

Acquisition cost of Danamon shares	664,578
Acquisition cost of Danamon shares prior to acquiring a controlling interest in Danamon	(274,695)
Book value of Danamon shares under the equity method prior to acquiring a controlling interest in Danamon	3,456
Gains on step acquisitions	(2,105)
Cash and cash equivalents of Danamon	(158,362)

Net payment for acquisition of Danamon	¥232,871

Major components of assets and liabilities of FSI at the time of consolidation as a result of acquisition of FSI shares and a reconciliation between the acquisition cost of FSI shares and the net payment for the acquisition of FSI were as follows:

(in millions of yen)
Assets	¥197,867
Liabilities	(68,519)
Goodwill	177,065
Foreign currency translation adjustments, etc.	5,812

Acquisition cost of FSI shares	312,225
Account payable for acquisition cost of FSI shares	(15,008)
Cash and cash equivalents of FSI	(42,019)

Net payment for acquisition of FSI	¥255,197

III.	Major components of assets and liabilities increased as a result of acquisition of business for cash and cash equivalents as consideration

For the fiscal year ended March 31, 2020

The components of assets and liabilities that increased as a result of acquisition of DVB Bank SE’s aviation finance lending business were as follows:

	(in millions of yen)
Assets	¥522,797
[Of which, loans]	[515,932	]
Liabilities	(138)
Goodwill	23,023
Deferred tax assets	9,567

Acquisition cost	555,249
Cash and cash equivalents included in above assets	—

Payment for acquisition	¥555,249

7.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2020 and 2021 were as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Due within one year	¥47,408	¥47,170
Due after one year	148,025	126,671

Total	¥195,433	¥173,841

(Note)	The above table does not include lease payments that are booked as “Right-of-use asset” at overseas subsidiaries.

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2020 and 2021 were as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Due within one year	¥11,228	¥6,936
Due after one year	14,656	25,972

Total	¥25,884	¥32,908

8.	Financial Instruments

I.	Disclosure on financial instruments

(1)	Policy for financial instruments

MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services.

In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates and other market conditions, MUFG conducts asset and liability management (“ALM”) by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, MUFG raises capital from the market and hedges risks through derivative transactions.

(2)	Nature and extent of risks arising from financial instruments

MUFG holds various types of financial instruments such as loans, securities, and derivatives and is thus exposed to credit and market risks.

Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.

Market risk mainly arises from changes in domestic and overseas interest rates, foreign exchange rates, and fluctuations in market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of MUFG’s bond portfolio consisting of government and other bonds, and a rise in yen would reduce the value of foreign-currency-denominated securities and other assets when converted into yen. MUFG also invests in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of MUFG’s trading and ALM activities, MUFG holds derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting transactions in derivative products for purposes of hedging risks, MUFG hedges against interest rate risks associated with instruments including fixed rate deposits, loans and bonds, floating rate deposits, loans and bonds, and forecasted transactions involving fixed rate deposits and loans through designated hedging methods including interest rate swaps. MUFG hedges against exchange rate fluctuation risks associated with instruments such as foreign currency denominated monetary claims and liabilities through hedging methods including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, MUFG designs hedging activities so that the material terms of the hedging instruments are almost identical to those of the hedged items. In limited circumstances, the effectiveness of hedging activities is assessed by verification of the correlation between factors that cause fluctuations in interest rates.

(3)	Risk management relating to financial instruments

(A)	Credit risk management

MUFG regularly monitors and assesses the credit portfolios of MUFG’s group companies and uses credit rating and asset evaluation and assessment systems to ensure timely and proper evaluation of credit risk.

Within the basic framework of MUFG’s credit risk control system based on MUFG’s credit risk control rules, each group company has established a consolidated and global credit risk control system while MUFG monitors group-wide credit risk. MUFG provides training and advice when necessary in addition to monitoring credit risk management conducted by MUFG’s group companies.

In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.

MUFG holds regular management committee meetings to ensure full reporting and discussion on important credit risk management and administration matters.

In addition to providing check-and-balance between different functions and conducting management level deliberations, the audit department also undertakes to validate credit operations to ensure appropriate credit administration.

(B)	Market risk management

(a)	Risk management system

MUFG has adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). MUFG monitors group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.

At each of the major group companies, checks and balances are maintained through a system in which the back office (the operating and administrative section) and the middle office (the risk control section) operate independently from the front office (the market department). As part of risk control by management, the Board of Directors, etc. establish the framework for the market risk management system and define responsibilities relating to market operations. MUFG allocates economic capital corresponding to the levels of market risk within the scope of MUFG’s capital base, and establishes quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain MUFG’s exposure to risks and losses within a certain range.

(b)	Market risk management

The status of the group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each major group company is reported daily to the Chief Risk Officer of MUFG, while the status of each major group company’s exposure to market risk and compliance with quantitative limits on market risk and losses is reported daily to the group company’s risk management officer. MUFG and each major group company conduct comprehensive analyses on risk profiles, including stress testing, and the results are regularly reported to their respective ALM Committees and Corporate Risk Management Committees.

At the business unit level, MUFG’s major group companies manage risks by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using marketable securities and derivatives as appropriate. With respect to trading account transactions and their administration, MUFG documents the processes and periodically verifies through internal audits that the valuation methods and management of such transactions are appropriate.

(c)	Market risk measurement model

Since the daily variation in market risk is significantly greater than that in other types of risks, MUFG measures and manages market risk using the Value at Risk (“VaR”), Value at Idiosyncratic Risk (“VaI”) and other methods.

Market risk for both trading and banking activities (excluding strategic equity securities) is measured using a uniform market risk measurement model. The principal method used for the model is the historical simulation method (Trading activities: holding period — 1 business day; confidence interval — 95%; and observation period — 250 business days) (Banking activities: holding period — 10 business days; confidence interval — 99%; and observation period — 701 business days).

* The VaR measurement model for trading activities has been updated since the fiscal year ended March 31, 2021 in light of changes in the nature of trading activities.

* Market risk can be classified into “general market risk” defined as the risk of suffering loss due to the volatility in the general market trend, and “specific market risk” defined as the risk of suffering loss due to the volatility of specific financial instruments such as debt securities or stocks, independent of the general market trend. The amount of general market risk calculated by a market risk measurement method is called VaR, while the amount of specific market risk is called VaI.

* The historical simulation method calculates the VaR and VaI amount by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations and the ability to rigorously measure the risk arising from options. However, because VaR and VaI measure market risks with a fixed event probability calculated statistically based on past market changes, they may not be able to ascertain risks when market volatility reaches abnormal levels.

(d)	Quantitative information in respect of market risk

(i)	Amount of market risk associated with trading activities

The amount of consolidated market risk associated with trading activities across the Group was ¥24.8 billion and ¥1.3 billion as of March 31, 2020 and 2021, respectively.

(ii)	Amount of market risk associated with banking activities

The amount of consolidated market risk associated with banking activities (excluding strategic equity securities) across the Group was ¥672.8 billion and ¥614.0 billion as of March 31, 2020 and 2021, respectively. As appropriate identification of interest rate risk is vital to banking activities (excluding strategic equity securities), such risk is managed based on the following assumptions for appropriate measurement of core deposits and prepayments on loans and deposits.

For a certain portion of the deposits without contractual maturities (so-called core deposits), interest rate risk is recognized by allocating maturities of various terms (no longer than 10 years) according to the features of deposits, taking into account the results of a statistical analysis using data on changes in the balance by product, expected deposit interest rates and other business judgments. The amount of core deposits and the method of allocating maturities are reviewed on a regular basis. Meanwhile, deposits and loans with contractual maturities involve risks associated with premature repayment or cancellation. These risks are reflected in interest rate risks by estimating the ratio of cancellations through a statistical analysis based on factors including interest rate fluctuations and actual repayments and cancellations.

(iii)	Risk of strategic equity portfolio

With respect to the equity securities strategically held by MUFG (publicly traded), MUFG estimates that the market value of such securities would have fluctuated by ¥2.8 billion and ¥2.7 billion as of March 31, 2020 and 2021, respectively, had TOPIX moved one point in either direction.

(e)	Backtesting

In order to test the accuracy of the market risk measurement model, MUFG conducts backtesting to compare the VaR with one-day holding period computed by the model with the daily hypothetical profit or loss.

As part of the backtesting, MUFG also endeavors to ensure the accuracy of its market risk measurement model by verifying the characteristics of such model from various perspectives, including testing of the appropriateness of the assumptions used in such model.

The results of backtesting on the trading business (based on Basel standards) as of the end of the fiscal years ended March 31, 2020 and 2021 (250 business days) indicate that the hypothetical loss exceeded the VaR four and zero times, respectively. Given that the hypothetical loss exceeded the VaR four times or less in a one-year period, MUFG believes that its VaR measurement model used by its group companies provides sufficiently accurate measurements of market risk.

(f)	Stress testing

To measure VaR using a market risk measurement model, MUFG applies the historical simulation method, in which the potential loss for a certain period is calculated by applying market fluctuations over a fixed period in the past to its currently held portfolio. For this reason, losses greater than VaR may arise in cases where a market fluctuation that was observed before the observation period occurs or each risk factor, such as interest rates and exchange rates, shows different moves from historical correlations.

As a means to measure expected losses that cannot be captured by the current risk measurement model, MUFG conducts stress testing using various scenarios.

By conducting stress testing as appropriate using various scenarios in view of future forecasts, each of the group companies makes an effort to apprehend where risks lie and aim to manage its assets more stably and securely.

(C)	Management of liquidity risk associated with funding activities

MUFG’s major group companies strive to secure appropriate liquidity in both yen and foreign currencies by managing the sources of funding and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level.

Specifically, the Board of Directors, etc. provide the framework for liquidity risk management, operate businesses at various stages according to the urgency of funding needs and manage liquidity risk at each such stage. The department responsible for liquidity risk management is designed to perform checking functions independent of other departments. The department reports to the ALM Committee and the Board of Directors, etc. on, among other things, the results of its evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for liquidity risk management and other appropriate bodies such as the ALM Committee.

(4)	Supplementary explanation regarding the fair value, etc. of financial instruments

Since certain assumptions are applied in measuring the fair value of financial instruments, such fair value may vary if different assumptions are applied.

II.	Matters concerning fair value, etc. of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments, the difference between them as well as a breakdown of financial instruments by input level are as follows.

The following tables do not include investment trusts and stocks with no market price, etc. for which transitional measures are applied in accordance with Paragraph 26 of ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (“Guidance for Application of Fair Value Measurement”), and investments in partnerships and others for which transitional measures are applied in accordance with Paragraph 27 of the Guidance for Application of Fair Value Measurement. (See Note (*2) to each of the tables in (1) and (Note 3) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

For the fiscal year ended March 31, 2020

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level1	Level2	Level3	Total
Monetary claims bought (*1)	—	1,209,815	389,185	1,599,000
Trading assets (*2)	4,079,725	5,330,293	18,658	9,428,677
Money held in trust (Trading purpose / Other)	—	961,075	1,129	962,204
Securities (Available-for-sale securities)	34,850,542	21,286,206	335,718	56,472,467
Domestic equity securities	4,120,401	20,953	—	4,141,355
Government bonds	19,871,768	771,279	—	20,643,048
Municipal bonds	—	2,952,820	—	2,952,820
Short-term corporate bonds	—	—	—	—
Corporate bonds	—	3,868,087	9,151	3,877,238
Foreign equity securities	78,273	1,034	212	79,521
Foreign bonds	10,775,404	13,603,097	123,961	24,502,462
Other securities (*2)	4,694	68,933	202,393	276,021

Total assets	38,930,267	28,787,392	744,690	68,462,350

Trading liabilities (*2)	3,586,835	362,992	—	3,949,827
Borrowed money (FVO) (*3)	—	341,977	—	341,977
Bonds payable (FVO) (*3)	—	147,508	31,222	178,730

Total liabilities	3,586,835	852,478	31,222	4,470,535

Derivatives (*4) (*5)	(41,878)	1,054,576	34,704	1,047,402
Interest rate-related derivatives	(36,238)	892,002	13,495	869,258
Currency-related derivatives	(1,809)	76,385	5,887	80,463
Equity-related derivatives	(2,630)	69,466	10,106	76,942
Bond-related derivatives	(1,199)	(220)	3,196	1,776
Commodity-related derivatives	—	0	(65)	(65)
Credit-related derivatives	—	16,942	1,379	18,322
Other derivatives	—	—	704	704

(*1)	Monetary claims bought consists of securitized products, etc. of ¥1,599,000 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is financial assets of ¥ 3,939,798 million and financial liabilities of ¥ 387,655 million.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥125,393 million.

For the fiscal year ended March 31, 2021

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level1	Level2	Level3	Total
Monetary claims bought (*1)	—	1,245,990	279,561	1,525,551
Trading assets (*2)	7,350,626	4,381,559	60,127	11,792,313
Money held in trust (Trading purpose / Other)	—	1,189,564	3,015	1,192,580
Securities (Available-for-sale securities)	47,871,133	19,240,770	430,361	67,542,265
Domestic equity securities	5,188,975	27,410	—	5,216,386
Government bonds	32,073,409	271,300	—	32,344,709
Municipal bonds	—	3,731,515	—	3,731,515
Short-term corporate bonds	—	564,097	—	564,097
Corporate bonds	—	3,911,889	57	3,911,947
Foreign equity securities	85,064	903	56	86,025
Foreign bonds	10,518,815	10,601,532	116,351	21,236,699
Other securities (*2)	4,868	132,119	313,895	450,883

Total assets	55,221,759	26,057,885	773,066	82,052,711

Trading liabilities (*2)	5,447,473	82,488	—	5,529,962
Borrowed money (FVO) (*3)	—	276,788	—	276,788
Bonds payable (FVO) (*3)	—	194,560	24,844	219,405

Total liabilities	5,447,473	553,837	24,844	6,026,155

Derivatives (*4) (*5) (*6)	(19,470)	381,463	86,167	448,160
Interest rate-related derivatives	(796)	490,815	50,231	540,249
Currency-related derivatives	(48)	(108,078)	8,116	(100,011)
Equity-related derivatives	(20,770)	18,698	12,960	10,889
Bond-related derivatives	2,145	(16,812)	14,312	(355)
Commodity-related derivatives	—	(0)	(62)	(62)
Credit-related derivatives	—	(3,158)	(62)	(3,220)
Other derivatives	—	—	672	672

(*1)	Monetary claims bought consists of securitized products, etc. of ¥1,525,551 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is financial assets of ¥ 4,560,086 million and financial liabilities of ¥ 145,293 million.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(321,373) million.
(*6)

Transactions to which hedge accounting is applied include interest rate swap transactions and interest rate futures transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, September 29, 2020) applies are accounted for under the standard.

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Short-term bonds payable, Due to trust accounts and Other liabilities are not included in the following tables since they are predominantly short-term (within one year), and their fair values approximate their carrying amounts.

For the fiscal year ended March 31, 2020

	(in millions of yen)
Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,954,064	4,954,064	4,984,402	(30,337)
Money held in trust (other / held to maturity)	—	84,474	—	84,474	84,119	355
Securities (held to maturity)	1,134,226	1,041,227	—	2,175,454	2,135,900	39,553
Government bonds	1,130,430	—	—	1,130,430	1,100,574	29,855
Municipal bonds	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	3,796	1,040,735	—	1,044,532	1,034,835	9,696
Other securities	—	491	—	491	490	1
Loans and bills discounted (*2)	—	205,499	109,385,534	109,591,033	108,509,127	1,081,905

Total assets	1,134,226	1,331,201	114,339,599	116,805,027	115,713,549	1,091,477

Deposits	—	187,672,167	—	187,672,167	187,623,551	48,615
Negotiable certificates of deposit	—	7,800,875	—	7,800,875	7,787,524	13,351
Borrowed money	—	24,313,762	—	24,313,762	24,309,597	4,165
Bonds payable	—	13,446,923	—	13,446,923	13,285,741	161,182

Total liabilities	—	233,233,729	—	233,233,729	233,006,415	227,313

(*1)	Monetary claims bought includes securitized products, etc. of ¥2,029,880 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥605,484 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

For the fiscal year ended March 31, 2021

	(in millions of yen)
Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,444,134	4,444,134	4,457,324	(13,189)
Money held in trust (other / held to maturity)	—	90,303	—	90,303	90,598	(295)
Securities (held to maturity)	1,123,480	779,560	—	1,903,040	1,857,104	45,935
Government bonds	1,123,480	—	—	1,123,480	1,100,447	23,032
Municipal bonds	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	—	779,560	—	779,560	756,657	22,902
Other securities	—	—	—	—	—	—
Loans and bills discounted (*2) (*3)	—	264,506	107,108,922	107,373,428	106,233,590	1,139,838

Total assets	1,123,480	1,134,370	111,553,057	113,810,907	112,638,618	1,172,289

Deposits	—	211,551,672	—	211,551,672	211,521,257	30,415
Negotiable certificates of deposit	—	8,101,001	—	8,101,001	8,099,119	1,882
Borrowed money	—	30,775,278	—	30,775,278	30,833,677	(58,399)
Bonds payable(*3)	—	13,073,206	—	13,073,206	12,689,100	384,106

Total liabilities	—	263,501,159	—	263,501,159	263,143,154	358,004

(*1)	Monetary claims bought includes securitized products, etc. of ¥2,044,691 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥949,478 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3)

With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items and forward exchange contracts, etc. to which the allocation method is applied, the fair value of such interest rate swaps and such currency swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, September 29, 2020) applies are accounted for under the standard.

(Note 1)	Description of the valuation techniques and inputs used to measure fair value

Monetary claims bought

The fair value of monetary claims bought are determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rates reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties. For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments, or is the carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See “Money Held in Trust” for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated. Government bonds are primarily classified into Level 1, other bonds are primarily classified into Level 2, and preferred securities included in Other securities are primarily classified into Level 3.

For privately placed guaranteed bonds held by MUFG’s bank subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of floating rate Japanese government bonds is determined based on the present value as calculated by discounting the expected future cash flows, which are estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past. These Japanese government bonds are classified into Level 2.

The fair value of investment trusts is determined based on the publicly available price and these investment trusts are not classified into any fair value hierarchy as a result of applying the transitional measures in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement.

See “Securities” for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on their types, credit ratings and maturity periods, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For loans with floating interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or the allocation method applicable to forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most fixed rate time deposits is the present value of expected future cash flows grouped by certain maturity periods discounted at the market interest rates. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at the market interest rates reflecting the premium applicable to MUFG’s or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of borrowed money qualifying for special hedge accounting treatment of interest rate swaps or the allocation method applicable to forward exchange contracts and other contracts under JGAAP reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at the market interest rates. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG’s or MUFG’s consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments (CVA)) and adjustments are also made to reflect the impact of uncollateralized funding (funding valuation adjustments (FVA)). The calculation of CVA takes into account the probability of a default event occurring for each counterparty which is primarily derived from an observed or estimated spread on credit default swaps. In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty. The calculation of FVA takes into account MUFG’s market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument entered into with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured based on significant unobservable inputs are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3
(1)	Quantitative information on significant unobservable inputs

For the fiscal year ended March 31, 2020

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)

Monetary claims bought

Securitized products	Internal model (*2)	Correlation between underlying assets	1.0%	1.0%
		Liquidity premium	1.1%~1.3%	1.3%
		Prepayment rate	21.0%	21.0%
		Probability of default	0.0%~99.0%	—
		Recovery rate	57.8%	57.8%

Securities

Foreign bonds	Return on equity method	Probability of default	0.0%~25.0%	0.3%
		Recovery rate	55.0%~90.0%	78.2%
		Market-required return on capital	8.0%~10.0%	9.4%

Other	Discounted cash flow	Liquidity premium	0.9%~3.1%	2.8%

Derivatives

Interest rate-related derivatives	Option model	Correlation between interest rates	32.8%~62.4%	—
		Correlation between interest rate and foreign exchange rate	16.6%~60.0%	—
		Volatility	0.0%~100.0%	—

Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	15.7%~60.0%	—
		Correlation between foreign exchange rates	60.0%	—
		Volatility	7.4%~16.9%	—

Equity-related derivatives	Option model	Volatility	24.2%~37.8%	—
		Correlation between foreign exchange rate and equity	(58.3)%~56.8%	—
		Correlation between equities	13.0%~81.2%	—
	Discounted cash flow	Term of litigation	1~13 months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “II. Matters concerning fair value, etc. of financial instruments and breakdown by input level” above.

For the fiscal year ended March 31, 2021

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)

Monetary claims bought

Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	1.3%~1.5%	1.3%
		Prepayment rate	18.3%	18.3%
		Probability of default	0.0%~83.7%	—
		Recovery rate	57.4%	57.4%

Securities

Foreign bonds	Return on equity method	Probability of default	0.0%~8.0%	0.3%
		Recovery rate	35.0%~90.0%	76.7%
		Market-required return on capital	8.0%~10.0%	9.9%

Other	Discounted cash flow	Liquidity premium	0.9%~3.2%	2.9%

Derivatives

Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~61.9%	—
		Correlation between interest rate and foreign exchange rate	15.1%~60.0%	—
		Volatility	0.0%~100.0%	—

Currency-related derivatives	Option model	Correlation between interest rates	10.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	0.0%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—
		Volatility	9.4%~22.1%	—

Equity-related derivatives	Option model	Volatility	21.5%~39.9%	—
		Correlation between interest rate and equity	38.9%	—
		Correlation between foreign exchange rate and equity	(58.3)%~54.9%	—
		Correlation between equities	9.0%~95.0%	—
	Discounted cash flow	Term of litigation	0.1~14.0 months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “2. Matters concerning fair value, etc. of financial instruments and breakdown by input level” above.

(2)	Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (losses)

For the fiscal year ended March 31, 2021

	(in millions of yen)
Category	March 31, 2020	Included in earnings (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	March 31, 2021	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2021 (*1)
Monetary claims bought	389,185	1,771	3,469	(114,864)	—	—	279,561	6,366
Trading assets	18,658	7,234	0	34,455	2	(222)	60,127	6,578
Monetary held in trust (Trading purpose / Other)	1,129	(7)	(23)	1,917	—	—	3,015	(7)
Securities (Available-for- sale securities)	335,718	3,491	(5,757)	105,954	70	(9,114)	430,361	3,489
Corporate bonds	9,151	(2)	(0)	(46)	70	(9,114)	57	(3)
Foreign equity securities	212	0	5	(162)	—	—	56	0
Foreign bonds	123,961	(3)	(5,582)	(2,024)	—	—	116,351	(3)
Other securities	202,393	3,496	(180)	108,186	—	—	313,895	3,496
Total assets	744,690	12,489	(2,311)	27,462	72	(9,337)	773,066	16,427
Bonds payable (FVO)	31,222	3,382	(606)	(1,699)	5,459	(12,914)	24,844	(1,531)
Total liabilities	31,222	3,382	(606)	(1,699)	5,459	(12,914)	24,844	(1,531)
Derivatives (*5)	34,704	70,288	(177)	4,523	(19,960)	(3,210)	86,167	68,426
Interest rate-related derivatives	13,495	54,853	(65)	15,590	(31,188)	(2,454)	50,231	57,158
Currency-related derivatives	5,887	4,175	(88)	(312)	(1,479)	(66)	8,116	3,870
Equity-related derivatives	10,106	12,029	(24)	(21,168)	12,707	(690)	12,960	7,291
Bond-related derivatives	3,196	833	—	10,282	—	—	14,312	781
Commodity- related derivatives	(65)	1	1	(0)	—	—	(62)	1
Credit-related derivatives	1,379	(1,630)	(0)	188	—	—	(62)	(707)
Other derivatives	704	25	—	(57)	—	—	672	31

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 resulted from the lack of observable market data due to a decrease in market activity for derivatives. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 for corporate bonds were due principally to changes in the impact of unobservable creditworthiness inputs of private placement bonds guaranteed by MUFG Bank. Transfers into Level 2 from Level 3 for bonds payable (FVO) were due principally to changes in the impact of significant unobservable inputs. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3)	Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and Prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Market-required return on capital

Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would result in a significant decrease (increase) in a fair value of a financial asset.

Liquidity premium

Liquidity premium is an adjustment to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rates would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in the significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

Term of litigation

Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer’s restricted shares (“Covered Litigation”) that MUFG purchased, which is referenced in certain swap transactions. These swaps are valued using a discounted cash flow methodology and are dependent upon the final resolution of the Covered Litigation.

The settlement timing of the Covered Litigation is not observable in the market, therefore the estimated term is classified as a level 3 input. The restricted shares which MUFG purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted depending upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, MUFG entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer’s litigation, subject to a minimum term referenced within the trade contracts.

(Note 3)

The following table sets forth the amounts of equity securities, etc. with no market price and investments in partnerships and others on the consolidated balance sheets. These securities and investments are not included in “Trading assets” or “Securities” in the tables presented under the section captioned “Matters concerning fair value, etc. of financial instruments and breakdown by input level”.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2020	March 31, 2021
Equity securities with no quoted market price available (*1) (*3)	¥264,144	¥270,297
Investments in partnerships and others (*2) (*3)	96,173	190,649

(*1)

Equity securities with no market price include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Guidance No. 19 “Implementation Guidance on Disclosures about Fair Value of Financial Instruments.”

(*2)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. Their fair values are not disclosed in accordance with Paragraph 27 of the Guidance for Application of Fair Value Measurement.

(*3)	An impairment loss of ¥3,479 million and ¥7,098 million was recorded on unlisted equity securities and other investments for the fiscal years ended March 31, 2020 and 2021, respectively.

(Note 4)	Maturity analysis for financial assets and securities with contractual maturities

	(in millions of yen)
	March 31, 2020
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥14,227,472	¥9,712,296	¥5,829,517	¥4,271,326	¥7,582,477	¥18,079,624
Held-to-maturity securities:	24,013	101,069	1,101,860	165,616	425,877	2,347,344
Japanese government bonds	—	—	1,100,574	—	—	—
Municipal bonds	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	1,096	77,612	1,286	70,978	174,685	709,177
Other	22,916	23,457	—	94,638	251,191	1,638,166
Available-for-sale securities with contractual maturities:	14,203,459	9,611,227	4,727,656	4,105,709	7,156,600	15,732,280
Japanese government bonds	10,396,682	5,942,666	545,408	—	1,156,573	2,601,718
Municipal bonds	11,351	236,570	526,780	893,535	1,284,581	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	211,123	641,295	704,149	454,333	438,036	1,428,299
Foreign bonds	3,220,635	1,813,236	2,448,421	2,612,165	4,007,484	10,400,519
Other	363,666	977,458	502,898	145,674	269,924	1,301,743
Loans (*1) (*3)	45,507,573	18,418,410	15,258,985	6,943,282	5,817,637	16,462,865

Total	¥59,735,046	¥28,130,707	¥21,088,502	¥11,214,609	¥13,400,114	¥34,542,490

(*1)	The amounts above are stated at the carrying amount.
(*2)	Securities include securitized products included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥705,856 million.

	(in millions of yen)
	March 31, 2021
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥26,747,787	¥6,972,341	¥8,660,300	¥4,744,171	¥8,795,506	¥13,452,586
Held-to-maturity securities:	14,561	270,152	909,781	66,212	760,621	1,882,436
Japanese government bonds	—	199,889	900,557	—	—	—
Municipal bonds	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	—	62,594	1,446	23,064	90,371	579,179
Other	14,561	7,667	7,776	43,147	670,249	1,303,256
Available-for-sale securities with contractual maturities:	26,733,226	6,702,189	7,750,519	4,677,958	8,034,884	11,570,150
Japanese government bonds	22,879,850	1,988,339	1,008,405	312,914	3,567,105	2,588,095
Municipal bonds	69,592	469,999	920,239	1,023,807	1,247,876	—
Short-term corporate bonds	564,097	—	—	—	—	—
Corporate bonds	300,057	691,700	750,107	506,377	251,432	1,412,271
Foreign bonds	2,549,349	2,223,889	4,797,983	2,615,221	2,562,302	6,487,953
Other	370,278	1,328,261	273,783	219,639	406,167	1,081,829
Loans (*1) (*3)	44,289,229	19,822,823	13,325,360	7,330,037	6,405,592	15,094,200

Total	¥71,037,017	¥26,795,165	¥21,985,660	¥12,074,208	¥15,201,099	¥28,546,786

(*1)	The amounts above are stated at the carrying amount.
(*2)	Securities include securitized products included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥915,826 million.

(Note 5)	Maturity analysis for “Time deposits,” “Negotiable certificates of deposit” and other interest-bearing liabilities

	(in millions of yen)
	March 31, 2020
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥50,237,317	¥7,340,540	¥1,080,809	¥94,039	¥89,139	¥3,923
Borrowed money (*1) (*2)	19,688,725	2,749,674	1,330,851	297,866	210,008	374,449
Bonds (*1) (*2)	1,390,222	3,448,713	2,028,134	1,269,435	2,403,651	2,924,314

Total	¥71,316,264	¥13,538,928	¥4,439,795	¥1,661,341	¥2,702,798	¥3,302,687

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”

	(in millions of yen)
	March 31, 2021
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥50,459,421	¥6,596,175	¥1,151,497	¥100,465	¥103,812	¥3,990
Borrowed money (*1) (*2) (*3)	11,549,727	1,941,912	16,718,255	300,086	182,242	418,241
Bonds (*1) (*2)	1,724,070	2,843,151	1,900,563	1,798,837	1,837,388	2,804,493

Total	¥63,733,219	¥11,381,239	¥19,770,316	¥2,199,389	¥2,123,443	¥3,226,725

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2021.

9.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks,” securitized products in ”Monetary claims bought” and others.

I.	Trading securities

	(in millions of yen)
	For the fiscal year ended March 31,
	2020	2021
Net unrealized gains (losses) recorded on the consolidated statement of income	¥92,251	¥126,190

II.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2020
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,574	¥1,130,430	¥29,855
Government bonds	1,100,574	1,130,430	29,855
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	804,872	818,864	13,991
Foreign bonds	699,138	712,853	13,715
Other	105,733	106,010	276

Subtotal	¥1,905,446	¥1,949,294	¥43,847

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,260,334	2,228,600	(31,734)
Foreign bonds	335,697	331,678	(4,018)
Other	1,924,637	1,896,921	(27,715)

Subtotal	¥2,260,334	¥2,228,600	¥(31,734)

Total	¥4,165,781	¥4,177,894	¥12,113

	(in millions of yen)
	March 31, 2021
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,447	¥1,123,480	¥23,032
Government bonds	1,100,447	1,123,480	23,032
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,027,737	1,055,170	27,432
Foreign bonds	615,901	641,612	25,711
Other	411,836	413,557	1,721

Subtotal	¥2,128,184	¥2,178,650	¥50,465

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,775,579	1,760,494	(15,085)
Foreign bonds	140,756	137,948	(2,808)
Other	1,634,823	1,622,546	(12,277)

Subtotal	¥1,775,579	¥1,760,494	¥(15,085)

Total	¥3,903,764	¥3,939,144	¥35,380

III.	Available-for-sale securities

	(in millions of yen)
	March 31, 2020
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥3,836,050	¥1,613,719	¥2,222,330
Domestic bonds	14,149,849	13,943,337	206,512
Government bonds	9,531,967	9,379,770	152,196
Municipal bonds	1,983,720	1,967,441	16,279
Short-term corporate bonds	—	—	—
Corporate bonds	2,634,162	2,596,125	38,036
Other securities	22,853,791	21,920,975	932,815
Foreign equity securities	59,909	47,218	12,690
Foreign bonds	20,773,779	19,974,822	798,956
Other	2,020,101	1,898,933	121,168

Subtotal	¥40,839,691	¥37,478,032	¥3,361,658

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥305,304	¥387,653	¥(82,349)
Domestic bonds	13,323,256	13,358,391	(35,134)
Government bonds	11,111,080	11,139,365	(28,284)
Municipal bonds	969,099	971,302	(2,202)
Short-term corporate bonds	—	—	—
Corporate bonds	1,243,076	1,247,723	(4,647)
Other securities	7,682,936	8,038,480	(355,543)
Foreign equity securities	19,611	19,630	(19)
Foreign bonds	3,728,683	3,789,495	(60,811)
Other	3,934,641	4,229,354	(294,712)

Subtotal	¥21,311,498	¥21,784,525	¥(473,026)

Total	¥62,151,189	¥59,262,558	¥2,888,631

(Note)	The total difference amount shown in the table above includes ¥24,151 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	March 31, 2021
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥5,046,662	¥1,656,411	¥3,390,250
Domestic bonds	26,326,866	26,158,978	167,887
Government bonds	20,753,038	20,629,641	123,397
Municipal bonds	2,568,637	2,553,512	15,124
Short-term corporate bonds	448,081	448,050	31
Corporate bonds	2,557,108	2,527,774	29,334
Other securities	13,498,203	12,828,440	669,762
Foreign equity securities	68,554	47,450	21,104
Foreign bonds	9,546,542	9,168,543	377,998
Other	3,883,106	3,612,447	270,659

Subtotal	¥44,871,732	¥40,643,830	¥4,227,901

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥169,723	¥209,436	¥(39,712)
Domestic bonds	14,225,404	14,270,785	(45,381)
Government bonds	11,591,671	11,628,123	(36,452)
Municipal bonds	1,162,878	1,165,692	(2,814)
Short-term corporate bonds	116,015	116,020	(4)
Corporate bonds	1,354,838	1,360,947	(6,109)
Other securities	14,625,146	15,018,034	(392,888)
Foreign equity securities	17,470	17,472	(1)
Foreign bonds	11,690,157	11,965,154	(274,996)
Other	2,917,518	3,035,407	(117,889)

Subtotal	¥29,020,274	¥29,498,256	¥(477,981)

Total	¥73,892,007	¥70,142,087	¥3,749,919

(Note)	The total difference amount shown in the table above includes ¥161,847 million revaluation gains on securities by application of the fair value hedge accounting method.

IV.	Available-for-sale securities sold

	(in millions of yen)
	For the fiscal year ended March 31, 2020
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥300,549	¥140,259	¥14,946
Domestic bonds	26,003,540	126,623	44,547
Government bonds	25,871,183	126,530	44,398
Municipal bonds	33,719	26	45
Short-term corporate bonds	—	—	—
Corporate bonds	98,638	66	103
Other securities	36,729,642	563,595	174,097
Foreign equity securities	11,171	1,984	193
Foreign bonds	34,150,967	532,849	105,043
Other	2,567,503	28,761	68,859

Total	¥63,033,732	¥830,478	¥233,590

	(in millions of yen)
	For the fiscal year ended March 31, 2021
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥271,631	¥146,868	¥5,212
Domestic bonds	30,873,185	18,741	39,955
Government bonds	30,762,681	18,700	39,925
Municipal bonds	11,929	9	4
Short-term corporate bonds	10,000	—	1
Corporate bonds	88,574	31	23
Other securities	32,751,827	473,946	234,699
Foreign equity securities	37,504	1,400	7,393
Foreign bonds	31,393,263	437,331	205,458
Other	1,321,060	35,214	21,847

Total	¥63,896,644	¥639,556	¥279,867

V.	Securities reclassified due to change of purpose in holding such securities

As of March 31, 2020

An overseas subsidiary whose fiscal year end is December 31 reclassified its securitized products of ¥18,606 million which had been previously classified as “Debt securities being held to maturity” to “Available-for-sale securities” during the fiscal year ended March 31, 2020 in accordance with (ASC) 320 “Investments — Debt Securities” released by the Financial Accounting Standards Board of the U.S. This change was made as a result of application of the transition election of the updated (ASC) 815 “Derivatives and hedging.”

As of March 31, 2021

None.

VI.	Securities with impairment losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2020 were ¥57,525 million consisting of ¥57,267 million on equity securities and ¥258 million on bonds and other securities.

Impairment losses on such securities for the fiscal year ended March 31, 2021 were ¥1,184 million consisting of ¥1,033 million on equity securities and ¥150 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from acquisition cost.

Normal issuers:

The fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories mentioned above.

10.	Money Held in Trust

I.	Money held in trust for trading purpose

	(in millions of yen)
	March 31, 2020
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purpose	¥64,111	¥10,470

	(in millions of yen)
	March 31, 2021
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purpose	¥47,619	¥(9,173)

II.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2020
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,119	¥42,786	¥667	¥667	¥—

	(in millions of yen)
	March 31, 2021
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,098	¥42,519	¥420	¥420	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

III.	Money held in trust not for trading purpose or being held to maturity

	(in millions of yen)
	March 31, 2020
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥940,092	¥920,684	¥19,408	¥19,490	¥81

	(in millions of yen)
	March 31, 2021
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥1,193,461	¥1,212,966	¥(19,504)	¥244	¥19,749

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

11.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities recorded on the consolidated balance sheet as of the dates indicated consisted of the following:

As of March 31, 2020

(in millions of yen)
Net unrealized gains (losses)	¥2,864,689
Available-for-sale securities	2,856,613
Money held in trust not for trading purpose or being held to maturity	19,408
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(11,331)
Deferred tax liabilities	(810,206)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,054,483

Non-controlling interests	(5,699)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	17,578

Total	¥2,066,363

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥24,151 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥2,017 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥5,849 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

As of March 31, 2021

(in millions of yen)
Net unrealized gains (losses)	¥3,561,035
Available-for-sale securities	3,587,271
Money held in trust not for trading purpose or being held to maturity	(19,504)
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(6,731)
Deferred tax liabilities	(1,020,528)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,540,506

Non-controlling interests	(9,246)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	52,158

Total	¥2,583,417

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥161,847 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥213 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥587 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

12.	Derivatives

I.	Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts and the fair values and related valuation gains (losses) as of the end of the specified fiscal year by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥4,651,773	¥2,822,450	¥109	¥109
	Bought	8,506,132	601,427	24,657	24,657
Interest rate options	Sold	14,164,717	110,285	(68,691)	(57,447)
	Bought	9,221,550	261,673	7,685	207

Over-the-counter (“OTC”) transactions:

Forward rate agreements	Sold	75,604,766	3,595,823	562	562
	Bought	75,469,023	4,795,545	(1,216)	(1,216)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	528,401,335	424,542,648	9,412,570	9,412,570
	Receivable floating rate/ Payable fixed rate	528,523,549	422,201,385	(8,557,900)	(8,557,900)
	Receivable floating rate/ Payable floating rate	109,473,963	89,351,910	32,383	32,383
	Receivable fixed rate/ Payable fixed rate	1,083,105	1,009,764	14,167	14,167
Interest rate swaptions	Sold	27,415,750	15,425,266	(398,638)	(124,880)
	Bought	26,050,121	13,583,799	314,202	124,343
Other	Sold	4,102,246	3,408,205	(32,625)	1,081
	Bought	4,623,839	3,774,356	43,708	(962)

Total		—	—	¥790,973	¥867,675

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2021
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥7,891,121	¥2,215,379	¥(5,686)	¥(5,686)
	Bought	1,015,246	823,267	468	468
Interest rate options	Sold	401,135	45,680	(131)	53
	Bought	1,318,622	616,439	3,516	1,540

OTC transactions:

Forward rate agreements	Sold	74,912,366	8,479,625	(189)	(189)
	Bought	75,361,207	8,497,790	(172)	(172)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	461,422,309	363,901,050	5,956,934	5,956,934
	Receivable floating rate/ Payable fixed rate	457,690,070	359,944,279	(5,417,036)	(5,417,036)
	Receivable floating rate/ Payable floating rate	105,484,197	85,477,780	25,558	25,558
	Receivable fixed rate/ Payable fixed rate	1,130,871	1,063,450	14,413	14,413
Interest rate swaptions	Sold	22,963,538	16,397,995	(232,484)	(68,570)
	Bought	20,163,202	13,361,454	184,143	106,431
Other	Sold	3,898,056	3,316,715	(33,022)	(198)
	Bought	4,654,833	3,807,451	44,179	417

Total		—	—	¥540,490	¥613,962

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(2)	Currency-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥139,153	¥749	¥329	¥329
	Bought	331,998	66,653	(2,151)	(2,151)

OTC transactions:
Currency swaps		60,913,145	47,162,021	(94,008)	(94,008)
Forward contracts on foreign exchange		132,601,713	7,837,251	119,987	119,987
Currency options	Sold	10,312,699	3,254,772	(77,381)	40,234
	Bought	9,183,680	2,731,967	74,772	(31,390)

Total		—	—	¥21,546	¥32,999

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2021
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Currency futures	Sold	¥60,158	¥453	¥468	¥468
	Bought	261,813	51,087	(477)	(477)
Currency options	Sold	—	—	—	—
	Bought	2,222	—	5	(2)

OTC transactions:

Currency swaps		61,251,096	47,114,495	125,034	125,034
Forward contracts on foreign exchange		130,683,832	8,808,484	126,132	126,132
Currency options	Sold	8,699,540	2,588,071	(67,217)	36,333
	Bought	7,912,996	2,220,993	36,202	(54,602)

Total		—	—	¥220,148	¥232,887

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(3)	Equity-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Stock index futures	Sold	¥491,445	¥23,303	¥(2,662)	¥(2,662)
	Bought	793,400	25,989	29,717	29,717
Stock index options	Sold	1,271,970	493,448	(97,556)	(10,511)
	Bought	887,241	304,209	67,871	12,501

OTC transactions:

OTC securities option transactions	Sold	377,029	135,085	(60,235)	(39,518)
	Bought	590,605	447,542	60,066	52,361
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	367,403	156,990	(20,219)	(20,219)
	Receivable interest rate/ Payable index volatility	2,404,304	483,343	120,761	120,761
Forward transactions in OTC securities indexes	Sold	1,119	—	20	20
	Bought	42,997	4,154	(9,012)	(9,012)

Total		—	—	¥88,751	¥133,439

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Stock index futures	Sold	¥702,055	¥20,821	¥(11,956)	¥(11,956)
	Bought	371,326	7,189	19,290	19,290
Stock index options	Sold	1,393,497	455,432	(108,044)	(14,654)
	Bought	1,008,108	308,165	79,941	29,748

OTC transactions:

OTC securities option transactions	Sold	380,546	172,171	(46,295)	(30,316)
	Bought	612,185	476,107	66,743	62,479
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	463,164	93,291	(1,688)	(1,688)
	Receivable interest rate/ Payable index volatility	1,861,638	258,166	5,767	5,767
Forward transactions in OTC securities indexes	Sold	1,598	—	232	232
	Bought	48,521	2,704	7,872	7,872

Total		—	—	¥11,862	¥66,774

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(4)	Bond-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Bond futures	Sold	¥1,460,829	¥—	¥(19,125)	¥(19,125)
	Bought	995,142	—	20,969	20,969
Bond futures options	Sold	936,005	—	(13,380)	(9,442)
	Bought	743,817	—	10,336	5,033

OTC transactions:

Bond OTC options	Sold	217,595	—	(1,209)	274
	Bought	217,595	—	1,062	(441)
Bond forward contracts	Sold	1,747,801	—	(15,388)	(15,388)
	Bought	1,493,983	—	18,680	18,680
Bond OTC swaps	Receivable fixed rate / Payable variable rate	—	—	—	—
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	350,472	350,472	(7,962)	(7,962)
	Receivable fixed rate/ Payable fixed rate	6,700	6,700	955	955
Total return swaps	Sold	—	—	—	—
	Bought	122,814	122,814	6,838	6,838

Total		—	—	¥1,776	¥390

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Bond futures	Sold	¥553,416	¥—	¥1,307	¥1,307
	Bought	457,020	—	(445)	(445)
Bond futures options	Sold	560,349	—	(605)	389
	Bought	815,820		1,888	172

OTC transactions:

Bond OTC options	Sold	203,167	—	(490)	(71)
	Bought	203,167	—	598	126
Bond forward contracts	Sold	1,866,591	—	(8,816)	(8,816)
	Bought	1,077,086		4,044	4,044
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	26,800	26,800	4,295	4,295
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	328,981	328,981	1,333	1,333
	Receivable fixed rate/ Payable fixed rate	29,300	29,300	7,704	7,704
Total return swaps	Sold	—	—	—	—
	Bought	309,835	208,018	(11,169)	(11,169)

Total		—	—	¥(355)	¥(1,130)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(5)	Commodity-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥58,963	¥58,940	¥(26,337)	¥(26,337)
	Receivable interest rate/ Payable index volatility	58,963	58,940	26,337	26,337

Commodity options	Sold	573	338	(78)	(32)
	Bought	474	238	12	(26)

Total		—	—	¥(65)	¥(59)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to oil and other commodities.

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥55,546	¥55,529	¥(26,891)	¥(26,891)
	Receivable interest rate/ Payable index volatility	55,546	55,529	26,891	26,891

Commodity options	Sold	324	137	(67)	(19)
	Bought	225	38	4	(27)

Total		—	—	¥(62)	¥(47)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to oil and other commodities.

(6)	Credit-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Credit default options	Sold	¥3,931,729	¥3,483,417	¥68,879	¥68,879
	Bought	4,659,968	4,110,183	(50,556)	(50,556)

Total		—	—	¥18,322	¥18,322

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		March 31, 2021
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Credit default options	Sold	¥4,441,422	¥3,919,182	¥69,254	¥69,254
	Bought	5,242,763	4,693,253	(72,474)	(72,474)

Total		—	—	¥(3,220)	¥(3,220)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

(7)	Other derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Earthquake derivatives	Sold	¥28,000	¥21,000	¥(405)	¥600
	Bought	28,637	11,319	1,037	(778)
Other	Sold	—	—	—	—
	Bought	5,139	5,139	71	71

Total		—	—	¥704	¥(106)

(Note)
The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
		(in millions of yen)
		March 31, 2021
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Earthquake derivatives	Sold	¥18,000	¥18,000	¥(288)	¥681
	Bought	18,674	18,000	961	(242)
Other	Sold	—	—	—	—
	Bought	5,228	3,290	—	—

Total		—	—	¥672	¥438

(Note)
The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

II.	Derivatives to which hedge accounting is applied

With respect to derivatives to which hedge accounting is applied, their contract amounts or notional principal amounts and the fair values as of the end of the specified fiscal year by transaction type and hedge accounting method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

			(in millions of yen)
			March 31, 2020
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions	¥15,843,194	¥13,044,640	¥97,307
	Receivable floating rate/ Payable fixed rate		4,439,757	3,678,578	(18,893)

Fair value hedge accounting	Interest rate swaps:
	Receivable floating rate/ Payable fixed rate	Available-for-sale securities (debt securities)	126,029	120,607	(129)

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate Receivable floating rate/ Payable fixed rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	88,832	70,000	Notes 2
			19,156	13,686

Total			—	—	¥78,284

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”

2.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

			(in millions of yen)
			March 31, 2021
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions	¥16,710,912	¥13,389,038	¥641
	Receivable floating rate/ Payable fixed rate		4,858,790	3,842,558	(1,927)

Fair value hedge accounting	Interest rate futures		3,590,282	1,104,276	1,036
	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Available-for-sale securities (debt securities)	102,322	102,322	57
	Receivable floating rate/ Payable fixed rate		84,072	84,072	(49)

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate Receivable floating rate/ Payable fixed rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	70,000	30,000	Notes 2
			13,404	10,208

Total			—	—	¥(241)

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Committee Practical Guidelines No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”

2.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

(2)	Currency-related derivatives

			(in millions of yen)
			March 31, 2020
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥15,752,848	¥8,354,616	¥58,901

	Foreign currency forward contracts	Securities denominated in foreign currencies, equity in investments in foreign subsidiaries	24,340	—	15

Allocation method	Currency swaps	Loans, borrowings and others denominated in foreign currencies	24,471	16,137	Notes 2

Total			—	—	¥58,916

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”

2.

The fair values of currency swaps accounted for in accordance with the allocation method of hedge accounting treatment are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

			(in millions of yen)
			March 31, 2021
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥13,843,129	¥5,369,769	¥(320,496)
	Foreign currency forward contracts	Securities denominated in foreign currencies, equity in investments in foreign subsidiaries	25,381	—	337
Allocation method	Currency swaps	Loans, borrowings and others denominated in foreign currencies	16,847	2,108	Notes 2

Total			—	—	¥(320,159)

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Committee Practical Guidelines No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”

2.

The fair values of currency swaps accounted for in accordance with the allocation method of hedge accounting treatment are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

(3)	Equity-related derivatives

			(in millions of yen)
			March 31, 2020
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥348,118	¥348,118	¥(12,627)

	Equity forward transactions	Available-for-sale securities (equity securities)	1,429	—	818

Total			—	—	¥(11,808)

			(in millions of yen)
			March 31, 2021
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥540,066	¥540,066	¥(1,417)

	Equity forward transactions	Available-for-sale securities (equity securities)	1,945	1,945	444

Total			—	—	¥(973)

(4)	Bond-related derivatives

As of March 31, 2020, the balance of bond-related derivatives subject to hedge accounting was nil.

As of March 31, 2021, the balance of bond-related derivatives subject to hedge accounting was nil.

13.	Liability For Retirement Benefits

I.	Outline of retirement benefit plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit corporate pension plans and lump-sum severance payment plans, and defined contribution pension plans. In certain cases of severance of employees, additional severance benefits may be paid which are not included in retirement benefit obligations calculated actuarially pursuant to the applicable accounting standard for retirement benefits.

Certain overseas branches of domestic consolidated subsidiaries and certain overseas consolidated subsidiaries also have retirement benefit plans with defined benefits and defined contributions.

II.	Defined benefit plans

(1)	The changes in defined benefit obligation for the fiscal years ended March 31, 2020 and 2021 were as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Balance at beginning of year	¥2,365,169	¥2,396,548
of which foreign exchange translation adjustments	7,617	20,867
Service cost	64,791	61,292
Interest cost	29,558	25,986
Actuarial gains (losses)	57,442	29,582
Benefits paid	(116,907)	(114,439)
Past service cost	3,837	(1,270)
Others	13,523	782
Balance at end of year	¥2,417,416	¥2,398,481

(Note)	Some overseas branches of the domestic consolidated subsidiaries and some consolidated subsidiaries have adopted the simplified method in calculating their projected benefit obligation.

(2)	The changes in plan assets for the fiscal years ended March 31, 2020 and 2021 were as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Balance at beginning of year	¥3,128,057	¥3,021,934
of which foreign exchange translation adjustments	9,196	21,141
Expected return on plan assets	109,356	104,306
Actuarial gains (losses)	(136,551)	456,536
Contributions from the employer	31,740	26,012
Benefits paid	(90,607)	(89,530)
Others	1,080	885

Balance at end of year	¥3,043,075	¥3,520,144

(3)

A reconciliation between liability for retirement benefits and asset for retirement benefits recorded in the consolidated balance sheet and the balances of defined benefit obligation and plan assets was as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Funded defined benefit obligation	¥2,335,331	¥2,312,473
Plan assets	(3,043,075)	(3,520,144)

	(707,743)	(1,207,670)
Unfunded defined benefit obligation	82,084	86,007

Net liability (asset) arising from defined benefit obligation	¥(625,659)	¥(1,121,662)

	(in millions of yen)
	March 31, 2020	March 31, 2021
Liability for retirement benefits	¥86,547	¥88,914
Asset for retirement benefits	(712,206)	(1,210,577)

Net liability (asset) arising from defined benefit obligation	¥(625,659)	¥(1,121,662)

(4) The components of net periodic retirement benefit costs for the fiscal years ended March 31, 2020 and 2021 were as follows:
	(in millions of yen)
	March 31, 2020	March 31, 2021
Service cost	¥64,791	¥61,292
Interest cost	29,558	25,986
Expected return on plan assets	(109,356)	(104,306)
Amortization of past service cost	(5,573)	(4,922)
Recognized actuarial losses	(20,393)	28,736
Others (additional temporary severance benefits, etc.)	14,327	16,037

Net periodic retirement benefit costs	¥(26,645)	¥22,824

(Note)  Retirement benefit costs of some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries which have adopted the simplified method are included in “Service cost.”

(5) Amounts recognized in other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2020 and 2021 were as follows:
	(in millions of yen)
	March 31, 2020	March 31, 2021
Past service cost	¥(9,618)	¥(4,078)
Actuarial gains (losses)	(212,851)	462,765

Total	¥(222,469)	¥458,687

(6) Amounts recognized in accumulated other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2020 and 2021 were as follows:
	(in millions of yen)
	March 31, 2020	March 31, 2021
Unrecognized past service cost	¥8,067	¥3,989
Unrecognized actuarial gains (losses)	(232,198)	230,566

Total	¥(224,131)	¥234,556

(7)	Plan assets

(a)	Components of plan assets

Plan assets consisted of the following:

	2020	2021
Domestic equity investments	28.49%	29.69%
Domestic debt investments	15.52	14.70
Foreign equity investments	21.83	22.19
Foreign debt investments	18.18	18.18
General accounts of life insurance	7.48	6.55
Others	8.50	8.69

Total	100.00	100.00

(Note)	Total plan assets include retirement benefit trusts, which were set up for corporate pension plans, accounting for 23.25% and 25.06% as of March 31, 2020 and 2021, respectively.

(b)	Method of determining the expected rate of return on plan assets

The expected rate of return on plan assets is determined considering the allocation of the plan assets which are expected currently and in the future and the long-term rates of return which are expected currently and in the future on the various components of the plan assets.

(8)	Actuarial assumptions used for the fiscal years ended March 31, 2020 and 2021 were as follows:

	2020	2021
Discount rate:
Domestic	0.00%-0.67%	0.00%-0.75%
Overseas	1.50%-8.70%	0.00%-8.50%
Expected salary increase rate:
Domestic	0.86%-7.50%	2.63%-7.50%
Overseas	2.50%-9.50%	0.90%-9.00%
Expected rate of return on plan assets:
Domestic	1.40%-4.10%	1.50%-4.00%
Overseas	1.50%-8.50%	0.00%-7.00%

14.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the fiscal year ended March 31,
	2020	2021
General and administrative expenses	¥9,736	¥8,629

II.	Outline of, and changes in, stock options

(1)	Outline of stock options:

	2010 Stock Options	2011 Stock Options	2012 Stock Options	2013 Stock Options
Number of grantees by category	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 44 Directors, corporate auditors, and executive officers of subsidiaries 191	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 43 Directors, corporate auditors, and executive officers of subsidiaries 189	Directors of MUFG 17 Corporate auditors of MUFG 5 Executive officers of MUFG 45 Directors, corporate auditors, executive officers, and senior fellows of subsidiaries 194	Directors (excluding outside directors) of MUFG 12 Executive officers of MUFG 41 Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 164

Type and number of shares granted	Common stock: 7,911,800 shares	Common stock: 8,323,100 shares	Common stock: 8,373,600 shares	Common stock: 2,951,500 shares

Date of grant	Jul. 16, 2010	Jul. 20, 2011	Jul. 18, 2012	Jul. 17, 2013

Vesting conditions	Retirement	Retirement	Retirement	Retirement

Eligible service period	Jun. 29, 2010 to Jun. 29, 2011	Jun. 29, 2011 to Jun. 28, 2012	Jun. 28, 2012 to Jun. 27, 2013	Jun. 27, 2013 to Jun. 27, 2014

Exercise period	Jul. 16, 2010 to Jul. 15, 2040	Jul. 20, 2011 to Jul. 19, 2041	Jul. 18, 2012 to Jul. 17, 2042	Jul. 17, 2013 to Jul. 16, 2043

(2)	Stock options granted and changes:

(a)	Number of stock options (in shares)

	2010 Stock Options	2011 Stock Options	2012 Stock Options	2013 Stock Options
Unvested stock options:
Beginning of fiscal year	71,800	43,400	46,400	5,300
Granted	—	—	—	—
Forfeited or expired	—	—	—	—
Vested	71,800	43,400	46,400	5,300
Unvested	—	—	—	—
Vested stock options:
Beginning of fiscal year	—	—	—	—
Vested	71,800	43,400	46,400	5,300
Exercised	—	—	—	—
Forfeited or expired	71,800	43,400	46,400	5,300
Unexercised	—	—	—	—

(Note)

“Forfeited or expired” includes the stock options converted to the rights to receive shares as a result of the transition from the stock option plans to the stock compensation plan using a BIP trust structure.

(b)	Price information (in Japanese yen per share)

	2010 Stock Options	2011 Stock Options	2012 Stock Options	2013 Stock Options
Exercise price	¥1	¥1	¥1	¥1
Average share price at time of exercise	—	—	—	—
Fair value on grant date	366	337	331	611

(3)	Estimation method for the number of vested stock options

Since it is impracticable to reasonably estimate the numbers of forfeitures and expirations, only historical numbers of forfeitures and expirations are reflected.

15.	Income Taxes

I.	The tax effects of significant temporary differences which resulted in “Deferred tax assets and liabilities” as of March 31, 2020 and 2021 were as follows:

	(in millions of yen)
	2020	2021
Deferred tax assets:
Excess over deductible limits on provision for allowance for credit losses and write-offs of loans	¥278,146	¥356,946
Revaluation losses on securities	107,377	82,815
Unrealized losses on available-for-sale securities	24,990	20,948
Liability for retirement benefits	162,399	30,414
Reserve for contingent losses	62,667	54,893
Depreciation and impairment losses	101,224	71,519
Tax loss carryforwards	150,786	128,479
Other	465,988	464,403

Subtotal	1,353,582	1,210,420
Less valuation allowance (Note)	(377,220)	(331,570)

Total	¥976,361	¥878,850

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	¥(810,348)	¥(1,017,656)
Revaluation gains on securities at merger	(57,533)	(56,777)
Unrealized gains on lease transactions	(56,341)	(49,812)
Deferred gains on derivatives under hedge accounting	(141,661)	(79,555)
Gains on establishment of retirement benefit trusts	(46,007)	(47,070)
Retained earnings of subsidiaries and affiliates	(184,824)	(192,757)
Accrued dividend income	(4,998)	(5,070)
Other	(301,239)	(300,812)

Total	¥(1,602,955)	¥(1,749,512)

Net deferred tax assets (liabilities)	¥(626,594)	¥(870,662)

(Note)	Valuation allowance decreased by ¥45,650 million. This was mainly because the valuation allowance for tax loss carryforwards was reduced in MUFG’s consolidated domestic consumer finance subsidiary.

II.

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal year ended March 31, 2020 and 2021 was as follows:

	2020	2021
Normal effective statutory tax rate	30.62%	30.62%
Elimination of dividends received from subsidiaries and affiliates	17.62	13.88
Permanent non-taxable differences (e.g., non-taxable dividend income)	(21.40)	(14.01)
Change in valuation allowances	(13.97)	(2.51)
Equity in gains of the equity method investees	(10.23)	(9.45)
Tax rate difference of overseas subsidiaries	(4.70)	(2.53)
Retained earnings of subsidiaries and affiliates	4.30	0.72
Expiration of tax loss carryforwards	4.90	2.19
Amortization of goodwill	13.75	0.46
Other	5.74	(1.61)

Actual effective tax rate	26.63%	17.76%

16.	Business Combinations

(Additional Information)

(Acquisition of Aviation Finance Lending Division from DVB Bank)

On November 18, 2019, the Bank acquired from DVB Bank SE in Germany (“DVB”) its aviation finance lending portfolio, employees and other parts of the operating infrastructure based on an agreement among DVB, the Bank and BOT Lease Co., Ltd. (“BOT Lease”), an equity method affiliate of both MUFG and the Bank. The Bank and BOT Lease originally planned and sought to complete the acquisition of DVB’s aviation finance lending-related businesses. However, the approval of the relevant authorities in each country was not fully obtained, making it difficult to complete the acquisition in the form originally planned. As a result, the planned transaction through which DVB’s aviation investment management and asset management businesses were to be transferred to a newly established subsidiary of BOT Lease was cancelled.

Following the cancellation of the planned transaction, the amounts of acquisition cost and goodwill relating to the completed acquisition, which were calculated on a preliminary basis as of March 31, 2020 pending post-acquisition price adjustments, have been determined as follows. The impact of the cancellation of the planned transaction on the consolidated financial statements is not material.

I.	Acquisition cost relating to the acquisition and components thereof

Consideration for the acquired business	Cash	¥555,770 million
Acquisition cost		¥555,770 million

II.	Amount of goodwill recorded
¥23,390 million

17.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other.

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and small to medium sized corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

Starting in the fiscal year ended March 31, 2021, MUFG changed the method of allocation of net revenue and operating expenses among reporting segments and accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the fiscal year ended March 31, 2020 has been restated based on the new calculation method.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the fiscal year ended March 31, 2020

	(in millions of yen)
	For the fiscal year ended March 31, 2020
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,485,467	¥572,654	¥402,154	¥795,386	¥242,974	¥3,498,636	¥535,991	¥19,969	¥4,054,597

BK and TB combined	706,635	439,124	287,081	(414)	94,631	1,527,057	319,287	31,881	1,878,225

Net interest income	444,407	185,692	121,367	380	2,452	754,301	129,524	46,515	930,341

Net non-interest income	262,227	253,431	165,713	(794)	92,178	772,755	189,762	(14,633)	947,884

Other than BK and TB combined	778,832	133,529	115,073	795,800	148,342	1,971,579	216,704	(11,912)	2,176,371

Operating expenses	1,195,838	324,331	260,804	564,334	171,705	2,517,014	233,222	129,391	2,879,628

Operating profit (loss)	¥289,629	¥248,322	¥141,350	¥231,051	¥71,268	¥981,621	¥302,769	¥(109,422)	¥1,174,969

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

For the fiscal year ended March 31, 2021

	(in millions of yen)
	For the fiscal year ended March 31, 2021
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,389,429	¥559,904	¥426,348	¥783,238	¥293,451	¥3,452,372	¥634,849	¥(4,946)	¥4,082,275

BK and TB combined	645,050	448,831	269,267	819	99,431	1,463,399	388,998	30,401	1,882,799

Net interest income	405,218	183,828	133,169	1,471	5,451	729,139	213,134	34,077	976,351

Net non-interest income	239,831	265,002	136,097	(652)	93,979	734,259	175,864	(3,675)	906,448

Other than BK and TB combined	744,379	111,073	157,081	782,418	194,020	1,988,973	245,850	(35,347)	2,199,475

Operating expenses	1,130,425	319,354	269,885	509,031	210,009	2,438,706	234,035	160,943	2,833,684

Operating profit (loss)	¥259,003	¥240,550	¥156,463	¥274,207	¥83,441	¥1,013,666	¥400,814	¥(165,889)	¥1,248,590

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year

	(in millions of yen)
	For the fiscal years ended March 31,
	2020	2021
Total operating profit of reporting segments	¥1,174,969	¥1,248,590
Operating profit of consolidated subsidiaries excluded from reporting segments	12,704	(403)
Provision for general allowance for credit losses	(111,408)	(203,867)
Credit related expenses	(214,966)	(378,886)
Gains on reversal of reserve for contingent losses included in credit costs	8,148	—
Gains on loans written-off	95,275	67,224
Net gains on equity securities and other securities	31,339	130,273
Equity in earnings of the equity method investees	277,221	321,761
Others	(37,513)	(131,079)

Ordinary profit in the consolidated statement of income	¥1,235,770	¥1,053,610

II.	Related information

For the fiscal year ended March 31, 2020

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a) Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2020
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,830,397	¥ 1,439,081	¥ 464,523	¥ 1,396,033	¥ 169,042	¥ 7,299,078

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b) Tangible fixed assets

(in millions of yen)
March 31, 2020
Japan	United States	Others	Total
¥ 1,059,951	¥ 103,548	¥ 156,289	¥ 1,319,789

(3)	Information by major customer

None.

For the fiscal year ended March 31, 2021

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a) Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2021
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,258,653	¥ 1,070,419	¥ 378,864	¥ 1,207,509	¥ 109,889	¥ 6,025,336

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b) Tangible fixed assets

(in millions of yen)
March 31, 2021
Japan	United States	Others	Total
¥ 1,059,309	¥ 89,439	¥ 147,653	¥ 1,296,402

(3)	Information by major customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated among the reporting segments. Total impairment losses on long-lived assets for the fiscal years ended March 31, 2020 and 2021 were ¥65,786 million and ¥41,240 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the fiscal year ended March 31, 2020

	(in millions of yen)
	For the fiscal year ended March 31, 2020
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥175	¥44	¥2,998	¥364,551	¥5,150	¥372,920	¥—	¥—	¥372,920

Unamortized balance at period end	1,226	476	43,840	36,673	201,456	283,672	—	—	283,672

(Note)

From the fiscal year ended March 31, 2021, a portion of the goodwill previously allocated to MUFG Americas Holdings Corporation has been reallocated to the Global Corporate & Investment Banking Business Group from the Global Commercial Banking Business Group. Accordingly, the amortization and unamortized balance of goodwill as of and for the fiscal year ended March 31, 2020 has been restated to reflect the reallocation.

For the fiscal year ended March 31, 2021

	(in millions of yen)
	For the fiscal year ended March 31, 2021
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥175	¥44	¥2,977	¥2,679	¥10,957	¥16,833	¥—	¥—	¥16,833

Unamortized balance at period end	1,050	431	40,453	31,888	199,267	273,092	—	—	273,092

V.	Information on gains on negative goodwill by reporting segment

None.

VI.	Related-party transactions
(1)	Transactions between MUFG and its related parties
(a)	Unconsolidated subsidiaries and affiliates

For the fiscal year ended March 31, 2020

(in millions of yen)
Status	Name	Location	Capital	Business	Ownership	Relationship	Transaction	Amount	Account	Amount on balance sheet as of March 31, 2020
Affiliate	Morgan Stanley	New York, New York, the United States	USD 8,540,702 thousand	Bank holding company	Direct 23.93%	Business alliance related to securities joint ventures	Sale of equity securities of Morgan Stanley (*1)
							Total sale price	¥127,570	—	—
						Director representation, etc.	Losses on the sale	¥7,546	—	—

(*1)

The price for the equity securities of Morgan Stanley which MUFG sold to Morgan Stanley through Morgan Stanley & Co. LLC as the agent of Morgan Stanley was determined based on a percentage of the number of shares Morgan Stanley had previously repurchased from other shareholders in the open market during a repurchase period under its share repurchase program and the average price of those shares Morgan Stanley had repurchased from other shareholders during such period.

For the fiscal year ended March 31, 2021

None.

(2)	Information on the parent company or significant equity method investees
(a)	Information on the parent company

None.

(b)	Summarized financial information of MUFG’s significant equity method investees

Summarized consolidated financial information of Morgan Stanley, MUFG’s significant equity method investee, as of and for the fiscal year ended December 31, 2019 and 2020 is as follows:

The consolidated financial statements of Morgan Stanley are prepared in accordance with U.S.GAAP.

	(in millions of yen)
	Morgan Stanley
	December 31, 2019	December 31, 2020
Trading assets at fair value	¥32,551,371	¥32,368,383
Securities purchased under agreements to resell	9,665,821	12,030,219
Securities borrowed	11,673,508	11,632,468
Total assets	98,103,201	115,491,717

	(in millions of yen)
	Morgan Stanley
	December 31, 2019	December 31, 2020
Deposits	¥20,855,403	¥32,165,937
Customer and other payables	21,674,693	23,539,729
Borrowings	21,104,214	22,467,676
Total liabilities	89,042,917	104,815,795
Noncontrolling interests	125,774	141,588

	(in millions of yen)
	Morgan Stanley
	For the fiscal year ended December 31,
	2019	2020
Net revenues	¥4,537,865	¥4,988,493
Total non-interest expenses	3,299,728	3,496,230
Income before provision for income taxes	1,238,137	1,492,263
Net income applicable to Morgan Stanley	990,641	1,138,086

18.	Per Share Information

	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Total equity per common share	¥1,245.33	¥1,308.12
Basic earnings per common share	¥40.95	¥60.49
Diluted earnings per common share	¥40.70	¥60.25

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Basic earnings per common share

Profits attributable to owners of parent	million yen	528,151	777,018

Profits not attributable to common shareholders	million yen	—	—

Profits attributable to common shareholders of parent	million yen	528,151	777,018

Average number of common shares during the periods	thousand shares	12,897,317	12,843,564

Diluted earnings per common share

Adjustments to profits attributable to owners of parent	million yen	(3,155)	(3,175)

Adjustments related to dilutive shares of consolidated subsidiaries and others	million yen	(3,155)	(3,175)

Increase in common shares	thousand shares	166	—

Subscription rights to shares	thousand shares	166	—

Description of antidilutive securities which were not included in the calculation of diluted earnings per common share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 1 million units as of December 31, 2019	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 5 million units as of December 31, 2020

2.	The bases for the calculation of total equity per common share for the periods indicated were as follows:

		As of March 31, 2020	As of March 31, 2021
Total equity	million yen	16,855,738	17,716,257

Deductions from total equity:	million yen	864,904	913,684

Subscription rights to shares	million yen	59	—

Non-controlling interests	million yen	864,844	913,684

Total equity attributable to common shares	million yen	15,990,834	16,802,572

Number of common shares at period end used for the calculation of total equity per common share	thousand shares	12,840,631	12,844,802

3.

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for each reporting period used for the calculation of earnings per common share and from the number of common shares as of the end of each reporting period used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2020 and 2021 was 32,365 thousand shares and 28,248 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2020 and 2021 was 31,064 thousand shares and 27,002 thousand shares, respectively.

19.	Subsequent Events

None.

20.	Bonds Payable

Bonds payable as of March 31, 2020 and 2021 consisted of the following:

		(in millions of yen)
Description	Issued	2020	2021	Coupon rate (%)	Secured or unsecured	Due
MUFG:
Subordinated bonds payable in yen	Jun. 2014 to Sep. 2020	¥1,728,999	¥1,849,095	0.29-1.39	Unsecured	Jun. 2024 to Jan. 2031
Undated subordinated bonds payable in yen	Mar. 2015 to Oct. 2020	1,694,100	1,650,300	0.82-2.70	Unsecured	—
Senior bonds payable in US$	Mar. 2016 to Sep. 2020	4,599,076 (US$42,259 million) [277,931]	4,893,864 (US$44,204 million) [789,720]	0.84-4.28	Unsecured	Mar. 2021 to Jul. 2039
Euro senior bonds payable in Euro	Jan. 2017 to Jun. 2020	450,667 (EUR3,769 million) [23,910]	528,286 (EUR4,070 million)	0.01-1.74	Unsecured	Jan. 2021 to Jan. 2033
Euro senior bonds payable in A$	Jul. 2017 to Oct. 2019	47,320 (A$716 million)	60,401 (A$716 million)	1.34-4.05	Unsecured	Oct. 2024 to Dec. 2027
Euro senior bonds payable in HK$	May. 2018 to Nov. 2019	7,497 (HK$534 million)	7,604 (HK$534 million)	2.73-3.55	Unsecured	May. 2025 to Nov. 2029

the Bank: *1
Straight bonds payable in yen	Jul. 2000 to Jul. 2014	141,700 [18,600]	123,300 [51,000]	0.35-2.57	Unsecured	Jul. 2020 to Apr. 2027
Senior bonds payable in US$	Feb. 2013 to Sep. 2015	532,213 (US$4,890 million) [108,822]	430,121 (US$3,885 million) [83,033]	2.60-4.70	Unsecured	Sep. 2020 to Mar. 2044
Euro senior bonds payable in US$	Jan. 2015 to Oct. 2020	562,826 (US$5,171 million)	598,437 (US$5,405 million)	0.00-2.44	Unsecured	Apr. 2020 to Oct. 2050
Senior bonds payable in Euro	Mar. 11, 2015	89,548 (EUR749 million)	97,288 (EUR749 million) [97,288]	0.87	Unsecured	Mar. 11, 2022
Euro senior bonds payable in Euro	Dec. 2016 to Sep. 2018	18,530 (EUR155 million)	12,331 (EUR95 million)	(0.32)-0.14	Unsecured	Aug. 2020 to Sep. 2033
Euro senior bonds payable in A$	Mar. 17, 2017	2,306 (A$34 million)	3,095 (A$36 million)	0.00	Unsecured	Mar. 18, 2047
Senior bonds payable in CNY	Jan. 16, 2018	15,310 (CNY1,000 million) [15,310]	—	5.30	Unsecured	Jan. 18, 2021
Subordinated bonds payable in yen	Jul. 2005 to May. 2012	490,590 [140,000]	350,900 [115,000]	1.31-2.91	Unsecured	Jul. 2020 to Jan. 2031

the Trust Bank: *1
Straight bonds payable in yen	Jun. 2014 to Sep. 2014	10,000	10,000 [10,000]	0.35-0.44	Unsecured	Jun. 2021 to Sep. 2021
Bonds payable in US$	Oct. 19, 2015	130,772 (US$1,203 million) [130,772]	—	2.65	Unsecured	Oct. 19, 2020
Euro bonds payable in US$	Jun. 2015 to Jun. 2016	31,289 (US$287 million) [19,350]	12,071 (US$109 million) [12,071]	1.88-2.15	Unsecured	Jun. 2020 to Jun. 2021
Euro bonds payable in A$	Jun. 2015 to Jun. 2016	30,441 (A$404 million) [15,963]	14,009 (A$171 million) [14,009]	2.85-3.30	Unsecured	Jun. 2020 to Jun. 2021
Subordinated bonds payable in yen	Jun. 2010 to Jun. 2012	199,403 [30,000]	169,894 [69,961]	1.36-1.92	Unsecured	Jun. 2020 to Oct. 2025
Euro subordinated bonds payable in yen	Apr. 27, 2010	10,000	10,000	2.61	Unsecured	Apr. 26, 2030

Subsidiaries: *2
Short-term bonds	Oct. 2019 to Mar. 2021	962,295 [962,295]	1,043,001 [1,043,001]	(0.03)-0.50	Unsecured	Apr. 2020 to Oct. 2021
Straight bonds	Feb. 2007 to Mar. 2021	2,387,717 (US$3,608 million) (EUR11 million) (A$2 million) (KHR120,000 million) (THB121,883 million) (CNY105 million) (IDR13,468,450 million) [600,036]	1,822,167 (US$3,969 million) (EUR13 million) (A$5 million) (KHR120,000 million) (THB89,364 million) (CNY35 million) (IDR8,406,810 million) (MYR250 million) [477,290]	0.00-65.00	*3	Jan. 2020 to Feb. 2051
Straight bonds (*4)	Mar. 31, 2020	—	3,714 [256]	0.95	Secured	Jan. 31, 2035
Subordinated bonds	Aug. 1997 to Dec. 2020	284,160 (US$48 million) (THB60,814 million) [9,526]	261,621 (US$48 million) (THB60,810 million) [2,606]	0.09-10.92	Unsecured	Jun. 2020 to Sep. 2036

Total	—	¥14,426,759	¥13,951,499	—	—	—

(Notes)

*1.	“the Bank” refers to MUFG Bank, Ltd., and “the Trust Bank” refers to Mitsubishi UFJ Trust and Banking Corporation.
*2.

Subsidiaries include MUFG Americas Holdings Corporation, MUFG Securities EMEA plc, BTMU (Curacao) Holdings N.V., MUFG Bank (Malaysia) Berhad, Bank of Ayudhya Public Company Limited, PT Bank Danamon Indonesia, Tbk., EASY BUY Public Company Limited, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and ACOM CO., LTD., etc.

*3.	The straight bonds payable as of March 31, 2021 include 28 series of secured straight bonds payable issued by MUFG’s consolidated subsidiaries.

The remaining series are unsecured.

*4.	The straight bonds payable are non-recourse debt.
5.	“( )” represents the amounts expressed in the foreign currencies payable.
6.	“[ ]” represents the amounts expected to be redeemed within one year.
7.	Annual maturities of bonds payable as of March 31, 2021 were as follows:

Year ending March 31	(in millions of yen)
	Bonds payable	Bonds payable that are non-recourse debt
2022	¥2,764,984	¥256
2023	1,678,468	256
2024	1,163,625	256
2025	1,236,615	256
2026	663,119	256

21.	Borrowed Money, Lease Liabilities and Commercial Paper

“Borrowed money,” “Lease liabilities” and “Commercial paper” as of March 31, 2020 and 2021 were as follows:

	(in millions of yen)
	March 31, 2020	March 31, 2021
Borrowings from banks and other due 2020-2051 at 0.10% on average	¥24,647,744	¥31,110,465
Bills rediscounted	3,830	–

Total borrowed money	¥24,651,574	¥31,110,465
Lease liabilities due 2020-2048	139,411	123,355
Commercial paper at 0.18% on average	2,162,329	1,810,350

(Notes)

1.

The interest rates above are calculated using the weighted-average method based on the interest rates and balances as of March 31. The average interest rate on lease liabilities is not presented above because finance lease liabilities are recorded in the accompanying consolidated balance sheets on a basis of the total amount of lease payments before deduction of interest in certain consolidated companies.

2.	The borrowings above include non-recourse debts of a consolidated special purpose entity.
3.

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets in the ordinary course of business, this Note 22 shows details of Borrowed money included in Liabilities and Lease liabilities included in Other liabilities in the accompanying consolidated balance sheets.

4.	“Commercial paper” is issued in the form of promissory notes as a funding operation.

Annual maturities of borrowings as of March 31, 2021 were as follows:

Year ending March 31	(in millions of yen)
2022	¥11,549,727
2023	793,213
2024	1,148,698
2025	16,493,169
2026	225,086

Annual maturities of lease liabilities as of March 31, 2021 were as follows:

Year ending March 31	(in millions of yen)
2022	¥27,355
2023	21,244
2024	17,303
2025	13,203
2026	10,920